Commission File No. 1-8489

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U5S

ANNUAL REPORT
For the year ended December 31, 2002

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Dominion Resources, Inc.

120 Tredegar Street, Richmond, VA 23219

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

DOMINION RESOURCES, INC.
FORM U5S-ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2002

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2002
Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Resources, Inc. (Dominion) (note 1)	Holding company
Consolidated Natural Gas Company (CNG):	Holding company	100	100%	3,808,935	7,719,026
Unsecured debt (Exhibit F-1)				562,545	562,545
CNG Coal Company (CNG Coal)	Held coal properties	2,236	100%	**	**
CNG International Corporation (CNG International)	Energy related activities outside the United States	23,855	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
CNG Kauai, Inc.	Holding company	1	100%	**	**
Kauai Power Partners, L.P. (note 4)	Power generation project	N/A	100%	**	**
DBNGP Finance Company, LLC	Holding company	N/A	50%	**	**
CNG Cayman Two Ltd. (note 3)	Holding company	10	76.92%	**	**
CNG Labuan One Limited	Holding company	N/A	100%	**	**
Epic Energy Australia Trust	Operates natural gas pipelines in Australia	N/A	33%	**	**
Epic Development (TPA) Pty Limited *	Holding company	N/A	33%	**	**
Epic Energy East Pipelines Pty Ltd. *	Holding company	N/A	33%	**	**
The Latin America Energy and Electricity Fund I, L.P.	Energy investment fund	N/A	16.5%	**	**
CNG Main Pass Gas Gathering Corporation	Gas gathering	1	100%	**	**
Dauphin Island Gathering Partners	Gas gathering	N/A	13.6%	**	**
CNG Oil Gathering Corporation	Oil gathering	1	100%	**	**
Main Pass Oil Gathering Company	Oil gathering	N/A	33.3%	**	**
CNG Power Services Corporation	Electric power marketing	1,552	100%	**	**
Armstrong Energy Limited Partnership, LLLP (note 5)	Power generation project	N/A	100%	**	**
Dominion Cove Point, Inc. (note 2)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Cove Point LNG Company, LLC (note 2)	Supports liquified natural gas import facility	N/A	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Gas Projects Company, LLC (note 2)	Supports liquified natural gas import facility	N/A	100%	**	**
Dominion Cove Point LNG, LP (note 2)	Liquified natural gas import facility	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion CNG Capital Trust I (note 29)	Business trust	247,423	100%	**	**
Dominion Exploration & Production, Inc. (Dominion E&P)	Oil and gas exploration and production	43,900	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
CNG Pipeline Company	Oil pipeline	12,000	100%	**	**
DEPI Texas Holdings, LLC (note 2)	Holding company	N/A	100%	**	**
Dominion Exploration & Production I, L.P. (notes 2 and 6)	Holds exploration and production companies	N/A	100%	**	**
Dominion Field Services, Inc. (Dominion Field Services)	Gas marketing and gas storage services	1,722	100%	**	**
Dominion Greenbrier, Inc. (note 1)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Greenbrier Pipeline Company, LLC	Develop, own & operate interstate natural gas pipeline	N/A	67%	**	**
Greenbrier Marketing Company, LLC* (note 2)	Gas marketing	N/A	100%	**	**
Dominion Iroquois, Inc. (note 7)	Holds interest in gas transmission system	2,394	100%	**	**
Iroquois Gas Transmission System, L.P.	Gas transmission	N/A	24.72%	**	**
Dominion Natural Gas Storage, Inc.	Owns gas storage facilities	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Oklahoma Texas Exploration & Production, Inc. (DOTEPI)	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
American Exploration Production Company*	Holding company	500	100%	**	**
American Reserves Corporation*	Holding company	10,000	100%	**	**
Conquest Associates II	Holds oil and gas properties	N/A	49%	**	**
Dominion Gas Marketing, Inc.	Holding company	100	100%	**	**
LDNG Acquisition, Inc. *	Holding company	1000	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
LDNG Texas Holdings, Inc.	Holding company	500	100%	**	**
Dominion Natural Gas I, L.P. (note 8)	Holds oil and gas properties	N/A	100%	**	**
Stonewater Pipeline Company, L.P. (note 9)	Holds pipeline	N/A	100%	**	**
Stonewater Pipeline Company of Texas, Inc.	Holding company	1,000	100%	**	**
Dominion Products and Services, Inc.	Markets energy-related services	399	100%	**	**
Dominion Member Services, Inc.	Offers products and services to retail customers	1	100%	**	**
Dominion Retail, Inc. (Dominion Retail)	Retail energy marketing	600	100%	**	**
Dominion Transmission, Inc. (Dominion Transmission)	Gas transmission	60,101	100%	847,005	847,005
Unsecured debt (Exhibit F-1)				325,773	325,773
Tioga Properties, LLC (note 2)	Holding company	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Farmington Properties, Inc. (note 2)	Holding company	1,000	100%	**	**
NE Hub Partners, L.L.C. (note 2)	Gas storage	N/A	100%	**	**
NE Hub Partners, L.P. (notes 2 and 10)	Gas storage	N/A	100%	**	**
Hope Gas, Inc. (Dominion Hope)	Gas utility	449,000	100%	81,016	79,943
Unsecured debt (Exhibit F-1)				35,982	35,982
The East Ohio Gas Company (Dominion East Ohio)	Gas utility	4,759,353	100%	482,137	484,029
Unsecured debt (Exhibit F-1)				293,379	293,379
The Peoples Natural Gas Company (Dominion Peoples)	Gas utility	1,835,350	100%	309,881	300,837
Unsecured debt (Exhibit F-1)				128,821	128,821
Dominion Capital, Inc. (Dominion Capital) (notes 1 and 11)	Financial services holding company	20	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Boston Capital Tax Credit Fund Limited Partnership - Series 6	Holds low-income housing assets	N/A	11.86%	**	**
Boston Capital Tax Credit Fund II Limited Partnership - Series 11	Holds low-income housing assets	N/A	10.46%	**	**
Boston Financial Institutional Tax Credits Special Investments, L.P.	Holds low-income housing assets	N/A	10.84%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Catalyst Old River Hydroelectric Limited Partnership	Electric power production	N/A	25%	**	**
Dominion Capital Ventures Corporation	Middle market commercial lending	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
First Dominion Capital, LLC	Middle market commercial lending	930,000	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dallastown Realty I, LLC	Holding company	100	100%	**	**
Dallastown Realty II, LLC	Property acquisitions	100	100%	**	**
DRF Acquisition, LLC	Publisher of daily racing form	N/A	29.1%	**	**
FFI Acquisition Corp.	Sales of dinnerware	200,000	12%	**	**
Gichner Systems Group, Inc.	Manufacturer of shelters & enclosures	1,000	100%	**	**
Home Fragrance Holdings, Inc.	Manufacturer & distributor of candles	16,250	11.47%	**	**
MassMicroelectronics, LLC	Microcircuits	N/A	100%	**	**
Starcom Holdings, Inc.	Electrical contracting	24,660	10.21%	**	**
Dominion First Source, Inc.	Holding company	100	100%	**	**
Compendia Media Group	Compilation and sale of recorded music	4,000	100%	**	**
CMG Holdings, LLC (note 2) *	Copyright holder on video productions	N/A	100%	**	**
Compendia Direct, LLC (note 2) *	Direct marketing	N/A	100%	**	**
Intersound, Inc. *	Music publishing	3,000	100%	**	**
JustMike, Inc. *	Music publishing	3,000	100%	**	**
Lexicon Music, Inc. *	Music publishing	3,000	100%	**	**
Peg Publishing, Inc. *	Music publishing	3,000	100%	**	**
Royce Publishing, Inc. *	Music publishing	3,000	100%	**	**
DEH Arizona, LLC *	Real estate holding	N/A	50%	**	**
HLHN Holdings, LLC *	Holding company	N/A	15%	**	**
Marine Optical, Inc. *	Designer & distributor of eyewear	725,824	100%	**	**
Dominion Land Management Company - Williamsburg	Real estate management	10,000	100%	**	**
Old North State Management Company *	Real estate management	100	100%	**	**
Dominion Lands, Inc.	Land development	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Governor's Land Associates	Land development	N/A	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Lake Badin Associates	Land development	N/A	100%	**	**
Uwharrie Point Building Company, LLC	Construction management	N/A	100%	**	**
Stonehouse Development Company, LLC	Land development	N/A	100%	**	**
Stonehouse Real Estate Company, LLC	Real estate development	N/A	100%	**	**
The Association at Stonehouse, Inc.	Homeowners' association	N/A	100%	**	**
Widewater Associates	Land development	N/A	100%	**	**
Dominion Venture Investments, Inc.	Middle market commercial lending	100	100%	**	**
Cambrian Capital Corporation	Oil/Gas financial lending	3,000	46%	**	**
Triassic Energy Corporation	Oil/Gas financial lending	1,000	100%	**	**
Devonian Energy Corporation	Oil/Gas financial lending	1,000	100%	**	**
Cambrian Capital Partners, L.P.	Oil/Gas financial lending	N/A	45%	**	**
Triassic Energy Partners, L.P. (note 12)	Oil/Gas financial lending	N/A	100%	**	**
Devonian Energy Partners, L.P. (note 13)	Oil/Gas financial lending	N/A	100%	**	**
H-W Properties, Inc.	Real estate investment	801	100%	**	**
Waterford Harbor Realty, Inc. *	Real estate development	100	100%	**	**
First Source Equity Holdings, Inc.	Holding company	100	100%	**	**
First Source Financial, Inc.	Middle market commercial lending	1,000	100%	**	**
Spell Capital Partners Fund I, L.P.	Investment company	N/A	10%	**	**
Louisiana Hydroelectric Capital Corp.	Investment company	10	100%	**	**
Massachusetts Properties Limited Partnership	Holds low income housing assets	N/A	10.24%	**	**
NH Capital, Inc.	Holding company	10	100%	**	**
OptaCor Financial Services Company, Inc.	Direct mail unsecured consumer loans	100	100%	**	**
Rincon Securities, Inc.	Investment company	1	100%	**	**
Shoulders Hill/DCI Properties, Inc.	Real estate investment	100	100%	**	**
Goodman Segar Hogan, Inc.	Real estate company	10,800	100%	**	**
Denbigh Shopping Center Associates	Holding company	N/A	95%	**	**
Turnbarr Associates	Real estate	N/A	37.5%	**	**
Goodman Segar Hogan of Orlando, Inc. *	Holding company	5,000	100%	**	**
Historic Town Square Company	Real estate	N/A	60%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Stonehouse, Limited Liability Company*	Real estate investment	N/A	50%	**	**
Stonehouse Communication LLC *	Cable franchise	N/A	100%	**	**
Vidalia Audit, Inc.	Audit company for hydroelectric project	100	100%	**	**
Virginia Financial Ventures, Inc.	Commercial finance	100	100%	**	**
First Source Financial, LLP (note 14)	Middle market commercial lending	N/A	100%	**	**
FS Warrant, L.P. (notes 1 and 15)	Holding company	N/A	100%	**	**
Tristar Enterprises, LLC	Vacuum cleaner sales	N/A	40%	**	**
Firearms Training Systems, Inc.	Firearms training	9,467,188	13.77%	**	**
Williams Court/DCI Properties, Inc.	Real estate investment	100	100%	**	**
Dominion Energy, Inc. (Dominion Energy ) (note 1)	Holding company	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Caithness BLM Group, L.P.	Geothermal electric generation	N/A	20%	**	**
Caithness Navy II Group, L.P.	Geothermal electric generation	N/A	23%	**	**
DEI Cayman Holding Company *	Holding company	100	100%	**	**
Dominion Energy Holding Cayman Company LDC * (note 16)	Holding company	100	100%	**	**
Dominion do Brasil Ltda. * (note 17)	Holding company	10,000	100%	**	**
Doma Energia e Participacoes Ltda. *	Power generation project	10,000	100%	**	**
Dominion Armstrong, Inc.	Holding company	100	100%	**	**
Dominion Armstrong Services Company, Inc.	Administrative services	100	100%	**	**
Dominion Black Warrior Basin, Inc.	Methane gas production	10	100%	**	**
Dominion Cleveland Thermal, Inc.	Holding company	100	100%	**	**
Dominion Cleveland Thermal, LLC	Holding company	N/A	100%	**	**
Dominion Cleveland Thermal Generation, LLC	Steam and chilled water generation	N/A	100%	**	**
Dominion Cleveland Steam Distribution, LLC	Steam distribution	N/A	100%	**	**
Dominion Cleveland Chilled Water Distribution, LLC	Chilled water distribution	N/A	100%	**	**
Dominion Cogen, Inc.	Holding company	100	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Cogen WV, Inc.	Holding company	10	100%	**	**
Morgantown Energy Associates	Cogeneration Plant	N/A	50%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Davidson, Inc. * (note 30)	Power generation project	100	100%	**	**
Dominion Dresden, Inc.	Holding company	100	100%	**	**
Dresden Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Dresden Services, Company, Inc.	Administrative services	100	100%	**	**
Dominion Elwood, Inc.	Holding company	100	100%	**	**
Elwood Energy LLC	Power generation project	N/A	50%	**	**
Elwood II Holdings, LLC	Hold and resell turbines	N/A	100%	**	**
Elwood III Holdings, LLC	Hold and resell turbines	N/A	100%	**	**
Dominion Elwood Expansion, Inc. * (note 30)	Holding company	100	100%	**	**
Elwood Expansion, LLC *	Holds land	N/A	50%	**	**
Dominion Elwood Services Company, Inc.	Administrative services	10	100%	**	**
Dominion Energy Clearinghouse Storage Services, Inc. * (note 30)	Storage service contracts	100	100%	**	**
Dominion Energy Construction Company	General contractor	100	100%	**	**
Dominion Energy Direct Sales, Inc.	Gas and electric marketing	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Energy Exchange, Inc.	Investor in electronic marketplace	100	100%	**	**
EIP Holdings, LLC	Holds interest in TradeSpark, LP	N/A	10%	**	**
Dominion Energy Marketing, Inc.	Power marketing	100	100%	**	**
Dominion Energy Peru Holdings, Inc. *	Holding company	100	100%	**	**
Dominion Energy Services Company, Inc. (DESCO)	Administrative services	10	100%	**	**
Dominion Equipment, Inc.	Leasing company	100	100%	**	**
Dominion Equipment II, Inc. * (note 30)	Leasing company	100	100%	**	**
Dominion Equipment III, Inc.	Leasing company	100	100%	**	**
Dominion Fairless Hills, Inc.	Holding company	100	100%	**	**
Fairless Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Kincaid, Inc.	Holding company	10	100%	**	**
Kincaid Generation, L.L.C. (note 18)	Non-regulated power generation	N/A	100%	**	**
Dominion Mt. Storm Wind, Inc.* (notes 2 and 30)	Power generation project	100	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion North Star Generation, Inc.* (note 30)	Holding company	100	100%	**	**
North Star Generation, LLC *	Power generation project	N/A	90%	**	**
Dominion Nuclear, Inc.	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Nuclear Holdings, Inc.	Holding company	100	100%	**	**
Dominion Nuclear Marketing I, Inc.	Spot market sales	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Nuclear Marketing II, Inc.	Contract power sales	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Nuclear Connecticut, Inc. (note 19)	Nuclear generation	3	100%	**	**
Dominion Nuclear Marketing III, LLC (note 20)	Power sales	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Person, Inc.	Power generation project	100	100%	**	**
Dominion Petroleum Marketing, Inc. * (notes 2 and 30)	Holding company	100	100%	**	**
Dominion Pleasants, Inc.	Holding company	100	100%	**	**
Pleasants Energy, LLC	Power generation project	N/A	100%	**	**
Dominion Pleasants Services Company, Inc.	Administrative services	100	100%	**	**
Dominion Reserves, Inc.	Exploration and production	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Carthage Energy Services, Inc.	Gas marketing	500	100%	**	**
Cypress Energy, Inc.	Exploration and production	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Appalachian Development, Inc.	Exploration and production	10	100%	**	**
Dominion Appalachian Development Properties, LLC (note 21)	Exploration and production	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Gas Processing MI, Inc.	Natural gas processing	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Frederic HOF Limited Partnership	Natural gas processing	N/A	94%	**	**
Wilderness Chester Gas Processing, L.P.	Natural gas processing	N/A	46.09%	**	**
Wilderness Energy, L.C.	Natural gas processing & gathering	N/A	50%	**	**
Wilderness Energy Services Limited Partnership (note 22)	Natural gas processing & gathering	N/A	75.5%	**	**
Dominion Midwest Energy, Inc.	Oil & gas development	10	100%	**	**
Dominion Reserves Gulf Coast, Inc.	Oil & gas development	10	100%	**	**
Dominion Reserves-Indiana, Inc.	Oil & gas development	10	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Michigan Production Services, Inc.	Oil & gas development	10	100%	**	**
Dominion Reserves-Utah, Inc.	Methane gas production	10	100%	**	**
Dominion San Juan, Inc.	Holding company	10	100%	**	**
San Juan Partners, L.L.C.	Oil & gas investments	N/A	100%	**	**
Dominion State Line, Inc. (note 2)	Holding company	100	100%	**	**
Dominion State Line Ventures, Inc. (note 2)	Holding company	1,000	100%	**	**
State Line Holding Corporation (note 2)	Holding company	1,000	100%	**	**
State Line Holding II, LLC (note 2)	Holding company	N/A	100%	**	**
State Line Energy, LLC (notes 2 and 23)	Power generation	N/A	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Storage, Inc.	Holding company	10	100%	**	**
Dominion Energy Canada Limited (note 24)	Holding company	73,886	100%	**	**
Dominion Energy Clearinghouse Canada, Inc.* (notes 2 and 30)	Holding company	10	100%	**	**
Dominion Exploration Canada Ltd. (note 1)	Holding company	1	100%	**	**
Domcan Boundary Corp. (note 1)	Gas & oil exploration and development	26,343,437	100%	**	**
Dominion Exploration Partnership (note 25)	Gas & oil exploration and development	N/A	100%	**	**
Dominion Troy, Inc.	Holding company	100	100%	**	**
Troy Energy, LLC	Power generation project	N/A	100%	**	**

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Dominion Troy Services Company, Inc.	Administrative services	100	100%	**	**
Luz Solar Partners Ltd. VII, L.P.	Solar electric generation	N/A	15%	**	**
Niton US, Inc.	Holding company	10	100%	**	**
Remington, LLC	Holding company	N/A	100%	**	**
Domcan NS1ULC (note 26)	Holding company	100	100%	**	**
Rumford Cogeneration Company, Ltd.	Cogeneration	N/A	10%	**	**
Dominion Wagram, Inc.	Holds steam plant contracts	100	100%	**	**
Dominion Alliance Holding, Inc.	Holding company	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Canada Finance Company (note 27)	Issue public debt securities in Canada	100	100%	**	**
Dominion Energy Holdings, Inc. * (note 30)	Holding company	100	100%	**	**
Dominion Energy Technologies, Inc.	Investments in emerging energy related technologies and companies	1	100%	**	**
Nth Power Technologies Fund II-A, L.P.	Investments in emerging energy related technologies and companies	N/A	17.8%	**	**
Dominion Metering Services, Inc.	Meter reading services	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Ohio ES, Inc.	Holding company	100	100%	**	**
Dominion Ohio ES, LLC	Engineering and consulting services	N/A	49%	**	**
Piedmont Share Trust	Business trust	N/A	100%	**	**
Dominion Resources Services, Inc. (DRS) (note 28)	Service company	201	100%	62,721	62,721
Dominion Resources Capital Trust I (note 29)	Business trust	7,732	100%	**	**
Dominion Resources Capital Trust II (note 29)	Business trust	11,135	100%	**	**
Dominion Resources Capital Trust III (note 29)	Business trust	232	100%	**	**
Dominion Technical Solutions, Inc. (note 2)	Engineering, construction and other services	100	100%	**	**
DT Services, Inc.	Holding company	5,600,000	100%	**	**
Dominion Fiber Ventures, LLC	Holding company	N/A	50%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Telecom, Inc.	Telecommunication services	158	100%	**	**
Dominion Telecom East, LLC (note 2)	Telecommunications services	N/A	50%	**	**
Virginia Electric and Power Company (Virginia Power) (note 1)	Electric utility	171,484	100%	4,331,074	4,331,074

Name of Company	Business	Number of Common Shares Owned	% of Voting Power	Issuer's Book Value	Owner's Book Value
				(Thousand of Dollars)
Virginia Power Capital Trust I* (note 29)	Business trust	167,010	100%	**	**
Virginia Power Capital Trust II (note 2 and 29)	Business trust	16,494,816	100%	**	**
Virginia Power Fuel Corporation	Nuclear fuel procurement	1,000	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Virginia Power Services, Inc. (VP Services) (note 1)	Holding company	1,100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Dominion Energy Clearinghouse, Inc. * (note 30)	Holding company	100	100%	**	**
Dominion Generation Corporation * (note 30)	Holding company	100	100%	**	**
Virginia Power Energy Marketing, Inc. (VP Energy Marketing)	Fuel procurement	1,000	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Virginia Power Services Energy Corp., Inc. (VP Power Services Energy)	Fuel procurement	1	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
Virginia Power Nuclear Services Company (VP Nuclear Services)	Nuclear management and operational services	100	100%	**	**
Unsecured debt (Exhibit F-1)				**	**
VP Property, Inc.	Real estate holding company	1	100%	**	**

___________

*Indicates company is inactive.

** Information is being filed confidentially under Rule 104.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2002 (continued)

Notes to Item 1:
1.	The following companies were dissolved or sold during 2002.
	Name of Subsidiary Dissolved	Date of Dissolution
	Alberta Hub Joint Venture	01/01/2002
	Domcan Boundary Holding, Inc.	01/01/2002
	Dominion Capital Financial, Inc.	01/30/2002
	First Dominion Securities, LLC	02/04/2002
	PlatinumCD.com, Inc.	02/25/2002
	Dakotah Direct II, L.L.C.	03/01/2002
	Dominion Monroe, Inc.	03/18/2002
	Dominion Monroe, L.L.C.	03/18/2002
	Dominion Montgomery, Inc.	03/18/2002
	Air Cargo Associates	04/08/2002
	Dominion Upshur, Inc.	05/03/2002
	Dominion Upshur, LLC	05/03/2002
	Uwharrie Point Community Association, Inc.	06/01/2002
	Dominion Pipeline - Greenbrier, Inc.	06/25/2002
	Evantage, Inc.	06/26/2002
	Bridgeway Management Company	08/19/2002
	Chesterfield Land, Inc.	08/19/2002
	Dominion Land Management Company	08/19/2002
	Dominion Lands - Williamsburg, Inc.	08/19/2002
	Stanton Associates, Inc.	08/19/2002
	Waterford Management Company	08/19/2002
	Edgen, Inc.	08/27/2002
	OId North I, LLC	09/10/2002
	DEI U.K., Inc.	11/14/2002
	DR Nottingham Investments	11/14/2002
	Dominion Hickman, Inc.	11/18/2002
	DF Holdings, Inc.	11/20/2002
	Piece Dye Acquisition Corporation	11/20/2002
	Baxter Road Associates	12/31/2002

P][age 15

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2002 (continued)
2.	The following is a listing of companies acquired or formed during the year of 2002.
	Name of Subsidiary	State of Incorporation	Date of Incorporation	Date of Acquisition	Nature of Business
	Virginia Power Capital Trust II	Delaware	5/26/2000		Business Trust
	Dominion Petroleum Marketing, Inc.	Virginia	1/08/2002		Holding company
	Dominion State Line, Inc.	Delaware	2/21/2002		Holding company
	Dominion State Line Ventures, Inc.	Delaware	4/8/1996	6/3/2002	Holding company
	State Line Holding Corporation	Delaware	7/2/1997	6/3/2002	Holding company
	State Line Holding II, LLC	Delaware	2/22/2002	6/3/2002	Holding company
	State Line Energy, LLC	Indiana	4/11/1996	6/3/2002	Power generation - Indiana
	Dominion Technical Solutions, Inc.	Virginia	4/16/2002		Engineering, construction and other services
	Farmington Properties, Inc.	Pennsylvania	6/14/1994	6/28/2002	Holding company
	NE Hub Partners, LLC	Delaware	12/31/1997	6/28/2002	Natural gas storage
	NE Hub Partners, LP	Delaware	12/20/1994	6/28/2002	Natural gas storage
	Greenbrier Marketing Company, LLC	Delaware	6/26/2002		Market excess transmission capacity
	Compendia Direct, LLC	Nevada	7/01/2002		Direct marketing
	CMG Holdings, LLC	Nevada	7/16/2002		Copyright holder
	Dominion Telecom East, LLC	New York	5/22/1998	4/10/2002	Telecommunications services
	Dominion Mt. Storm Wind, Inc.	Delaware	8/07/2002		Power generation project
	Dominion Cove Point, Inc.	Virginia	8/13/2002		Holding company
	Dominion Cove Point LNG Company, LLC	Delaware	4/28/2000	9/5/2002	Supports liquefied natural gas import facility
	Dominion Gas Projects Company, LLC	Delaware	2/1/2000	9/5/2002	Supports liquefied natural gas import facility
	Dominion Cove Point LNG, LP	Delaware	10/28/1993	9/5/2002	Liquefied natural gas import facility
	Dominion Energy Clearinghouse Canada, Inc.	Alberta	11/7/2002		Holding company
	DEPI Texas Holdings, LLC	Delaware	12/16/2002		Holding company
	Dominion Exploration & Production I, L.P.	Texas	12/18/2002		Holds exploration and production properties in Texas

3.	CNG Cayman Two Ltd. is owned 76.92% by DBNGP Finance Company LLC with CNG International owning the remaining 23.08% interest.
4.

Kauai Power Partners, L.P. is owned 99% by CNG Kauai, Inc. with a 1% general partnership interest and a 98% limited partnership interest, with CNG International owning the remaining 1% limited partnership interest.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2002 (continued)
5.	Armstrong Energy Limited Partnership, LLLP is owned 99% by CNG Power Services Corporation with Dominion Armstrong, Inc. owning the remaining 1% interest.
6.	Dominion Exploration & Production I, L.P. is owned 99% by DEPI Texas Holdings, LLC with a limited partnership interest, with Dominion E&P holding a 1% general partnership interest.
7.	Effective March 31, 2002 CNG purchased the outstanding stock of Dominion Iroquois, Inc. from Dominion Transmission, Inc.
8.	Dominion Natural Gas I, L.P. is owned 99% by LDNG Texas Holdings Inc. with DOTEPI owning the remaining 1% interest.
9.	Stonewater Pipeline Company, L.P., is owned 99% by LDNG Texas Holdings, Inc. with the remaining 1% interest held by Stonewater Pipeline Company of Texas, Inc.
10.	NE Hub Partners, L.P. is owned 99% by NE Hub Partners, LLC with Tioga Properties, LLC owning the remaining 1% interest.
11.

Dominion Capital, Inc. holds 97% of the non-voting membership interest in Trilon Dominion Partners, LLC. Trilon Dominion Partners, LLC holds a 73% interest in Wilshire Technologies, Inc., a medical supply company.

12.	Triassic Energy Partners, L.P. is owned 99% by Cambrian Capital Partners, L.P. with Triassic Energy Corporation owning the remaining 1% interest.
13.	Devonian Energy Partners, L.P. is owned 99% by Triassic Energy Partners, L.P. with Devonian Energy Corporation owning the remaining 1% interest.
14.	First Source Financial, LLP is owned 50% by Virginia Financial Ventures, Inc. and 50% by NH Capital, Inc.
15.	FS Warrant, L.P is owned 99% by First Source Financial, LLP with First Source Equity Holdings, Inc. owning the remaining 1% interest.
16.	Dominion Energy Holding Cayman Company LDC is owned 99% by DEI Cayman Holding Company with DEI owning the remaining 1% interest.
17.	Dominion do Brasil Ltda. is owned 99% by Dominion Energy Holding Cayman Company LDC with DEI Cayman Holding Company owning the remaining 1% interest.
18.	Dominion Kincaid, Inc. holds a 99% interest in Kincaid Generation, LLC with DEI owning the remaining 1% interest.
19.	Dominion Nuclear Connecticut, Inc. is owned 70% by Dominion Nuclear Marketing, II Inc., 25% by Dominion Nuclear Marketing I, Inc. and 5% by Dominion Nuclear Marketing III, LLC.
20.	Dominion Nuclear Marketing III LLC is owned 70% by Dominion Nuclear Inc., 25% by Dominion Retail, Inc. and 5% by Dominion Nuclear Holdings, Inc.
21.	Dominion Appalachian Development Properties, LLC, is owned 99% by Dominion Reserves, Inc. and 1% by Dominion Appalachian Development, Inc.
22.	Wilderness Energy, L.C. owns 51% of Wilderness Energy Services Limited Partnership and Dominion Gas Processing MI, Inc. holds a 24.5% interest.
23.	State Line Energy, LLC is owned 60% by State Line Holding II, LLC and 40% by State Line Holding Corporation.
24.	Dominion Energy Canada Limited is owned 85.60% by Dominion Storage, Inc., 13.54% by DEI, and 0.86% by Niton US, Inc.
25.	DomCan Boundary Corporation owns 71.2% of Dominion Exploration Partnership with Dominion Exploration Canada Limited owning the remaining 28.8% interest.
26.	Domcan NS1ULC is owned 99% by Remington, LLC with DEI owning the remaining 1% interest.
27.	Dominion Canada Finance Company is owned 99% by Dominion Resources, Inc. with Remington LLC owning the remaining 1% interest.
28.	Dominion Resources Services, Inc. is owned 99.5% by Dominion Resources, Inc. and 0.5% by Consolidated Natural Gas Company.

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2002 (continued)
29.

From 1997 through 2002, Dominion established five subsidiary capital trusts that sold trust preferred securities that represented preferred beneficial interests and 97 percent beneficial ownership in the assets held by the capital trusts. In exchange for the funds realized from the sale of the trust preferred securities and common securities that represent the remaining 3 percent beneficial ownership interest in the assets held by the capital trust, Dominion issued various junior subordinated debt instruments. The junior subordinated debt instruments constitute 100 percent of each capital trust's assets. In 2002, Virginia Power redeemed $139 million of junior subordinated debt instruments held by Virginia Power Capital Trust I.

Capital Trusts
Date Established		Trust Preferred Securities	Common Securities	Junior Subordinated Notes/Debentures
		(Millions)
December, 1997	Dominion Resources Capital Trust I	$250	$8	$258 million - 7.83% Debentures due 12/1/2027
January, 2001	Dominion Resources Capital Trust II	$300	$9	$309 million - 8.4% Debentures due 1/30/2041
January, 2001	Dominion Resources Capital Trust III	$250	$8	$258 million - 8.4% Debentures due 1/15/2031
October, 2001	Dominion CNG Capital Trust I	$200	$6	$206 million - 7.8% Debentures due 10/31/2041
August, 2002	Virginia Power Capital Trust II	$400	$12	$412 million - 7.375% Debentures due 7/30/2042
* The maturity date, subject to certain conditions, may be extended for up to an additional 10 years from date of original maturity.

30.		Stock has been issued, but company has not been capitalized.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

There were no acquisitions or sales of utility assets by system companies, which involved consideration of more than $1 million during the period of January 1, 2002 through December 31, 2002.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

As of December 31, 2002, Dominion maintained two separate indemnity agreements with two separate surety companies. The indemnity agreements represented total outstanding obligations of approximately $120 million.

CNG has issued guarantees to the states of Louisiana, Ohio, Pennsylvania and West Virginia to maintain worker's compensation self-insurance status for certain subsidiaries operating in those states.

Dominion Energy has also issued a guaranty to the state of Connecticut to maintain worker's compensation self-insurance status for a subsidiary operating in that state.

All of the above transactions are exempt pursuant to Rule 45(b)(6).

During 2002, CNG purchased $100 million of common securities in its energy-related subsidiary Dominion Products and Services, Inc. pursuant to Rule 58.

The above do not include issuances or guarantees of system company securities which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which have been reported in certificates filed pursuant to Rule 24 and Rule 52 for the year 2002.

ITEM 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
Name of Issuer and Title of Issue	Name of Company Redeeming or Retiring Securities	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)
			(in thousands)
Dominion Resources Inc. (Dominion)
Senior notes (note 3)	Dominion	$450,000		$450,000	Rule 42
Notes payable to affiliates	Dominion		$226,768	$226,768	Rule 42

Common stock	Dominion	$66,000		$66,000	Rule 42

Dominion Capital
Term loan	Dominion Capital		$675,000	$675,000	Rule 42

Dominion Exploration Canada Ltd.
Revolving line of credit	Dominion Exploration Canada Ltd.	$93,666		$93,666	Rule 42

DOTEPI
Senior Subordinated Notes	DOTEPI	$6,000		$6,000	Rule 42

Dominion E&P
Non-negotiable note	Dominion E&P		$4,450	$4,450	Rule 42

Dominion East Ohio
Non-negotiable notes	Dominion East Ohio		$2,440	$2,440	Rule 42

Dominion Hope
Non-negotiable notes	Dominion Hope		$474	$474	Rule 42

Dominion Peoples
Non-negotiable notes	Dominion Peoples		$1,261	$1,261	Rule 42

Dominion Transmission
Non-negotiable notes	Dominion Transmission		$5,827	$5,827	Rule 42

Elwood Energy LLC
Senior secured bonds	Elwood Energy LLC		$8,141	$8,141	Rule 42

Goodman Segar Hogan, Inc.
Fixed-rate note	Goodman Segar Hogan, Inc.		$5	$5	Rule 42

Kincaid Generation, L.L.C.
Senior secured bonds	Kincaid Generation, L.L.C.		$6,778	$6,778	Rule 42

Morgantown Energy Associates
Subordinated debt	Morgantown Energy Associates		$1,555	$1,555	Rule 42
Fixed-rate bonds	Morgantown Energy Associates		$3,510	$3,510	Rule 42

ITEM 4 - ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (continued)
Name of Issuer and Title of Issue	Name of Company Redeeming or Retiring Securities	Redeemed (note 1)	Retired (note 1)	Consideration	Commission Authorization (note 2)
			(in thousands)

Virginia Power
Medium Term Notes	Virginia Power		$280,000	$280,000	Rule 42
First and Refunding Bonds (note 4)	Virginia Power	$200,000	$255,000	$455,000	Rule 42
Junior subordinated notes	Virginia Power	$139,175		$139,175	Rule 42
Preferred stock	Virginia Power	$250,000		$250,000	Rule 42

Virginia Power Capital Trust I
Trust preferred securities	Virginia Power Capital Trust I	$ 135,000		$ 135,000	Rule 42
Common securities	Virginia Power Capital Trust I	$4,175		$4,175	Rule 42

Notes to Item 4:

1. Except as noted, all securities redeemed or retired have been cancelled.

2. Public Utility Holding Company Act of 1935.

3. During 2002, Dominion redeemed $450 million of remarketable senior notes. In a direct exchange, Dominion completed the redemption by issuing $520 million of senior notes. The principal amount of the senior notes was determined by an exchange ratio that was based upon the fair value of the remarketable senior notes.

4. During 2002, Virginia Power redeemed $200 million of mortgage bonds. Virginia Power completed the redemption by issuing $650 million of senior notes. The redemption included a direct exchange of senior notes for $117 million of the mortgage bonds. The Company used the remaining cash proceeds from the issuance of the senior notes to redeem the remaining $83 million of the mortgage bonds and for general corporate purposes, including the repayment of other debt.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amounts of investments at December 31, 2002, in persons operating in the system's retail service area are shown below.
Name of Owner	Number of Persons	Business of Persons	Book Value
Dominion Transmission	One	State Development Fund	$100,000
Dominion Hope	One	State Development Fund	$100,000
Dominion Hope	One	Economic Development Small Business Investment Company (Note 1)	$1,125,002
Dominion Peoples	One	Strategic Investment Fund	$300,000
Dominion East Ohio	One	Cleveland Development Partnership	$1,000,000

Note 1: Investment made pursuant to the West Virginia Capital Companies Act and under Rule 40(a)(5).

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES (continued)

Other investments in securities of non-system companies included the following:

Name of Owner	Issuer	Business of Issuer	Book Value	Type of Investment	Shares Owned/ % Ownership

Dominion	Pantellos, Corp.	Investor in electronic marketplace	$3,059,686	Common stock	319,329 shares
First Dominion Capital LLC	Celerity Partners III, LP	Investment company	$2,480,377	Partnership interest	5%
FS Warrant, LP	Glenoit Universal, Ltd.	Distributor and manufacturer of consumer goods	$856,983	Common stock	56,250 shares
FS Warrant, LP	Houlihan's Restaurants, Inc.	Operates a national chain of restaurants	$6,849,925	Common stock	73,723 shares
Dominion Capital	Rocky Mountain Mezzanine Fund II, LP	Investment company	$2,676,151	Partnership interest	8%
Dominion Alliance Holdings, Inc.	BridgeCo	Develop infrastructure for regional transmission operator	$9,163,278	Common stock	2,500,000 shares

For Virginia Power's investments in securities of non-system companies, see Exhibit F.

The above do not include investments in securities of non-system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 Certificate filing requirements.

ITEM 6. OFFICERS AND DIRECTORS

Part 1. Names, principal business address and positions held as of December 31, 2002

The names, principal business address and positions held as of December 31, 2002 of the officers and directors of system companies are presented in the tables below. The principal business address of each officer and director are indicated in such tables by the numbers (1) through (43). The addresses associated with these number designations are shown in the following address key. The symbols used to indicate the positions held by officers and directors are shown in the position symbol key below.

ADDRESS KEY

(1) 120 Tredegar Street, Richmond, VA 23219
(2) 701 East Cary Street, Richmond, VA 23219
(3) 5000 Dominion Boulevard, Glen Allen, VA 23060
(4) 625 Liberty Avenue, Pittsburgh, PA 15222
(5) 1450 Poydras Street, New Orleans, LA 70112
(6) 140 West Main Street, Clarksburg, WV 23601
(7) 1201 East 55th Street, Cleveland, OH 44103
(8) 445 West Main Street, Clarksburg, WV 23601
(9) 1717 East Ninth Street, Cleveland, OH 44114
(10) 16945 Northchase Drive, Houston, TX 77060
(11) 5570 Hog Island Road, Surry, VA 23883
(12) 1022 Haley Drive, Mineral, VA 23117
(13) 4355 Innslake Drive, Glen Allen, VA 23060
(14) 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134
(15) Rope Ferry Road, Waterford, CT 06385
(16) 781 Weed Street, New Canaan, CT 06840
(17) 100 North Tryon Street, Suite 2600, Charlotte, NC 28202
(18) 904 North First Street, Richmond, VA 23219
(19) 3805 Greenway, Baltimore, MD 21218
(20) 29 Everett Street, Cambridge, MA 02138
(21) 1422 Euclid Avenue, Suite 1400, Cleveland, OH 44115
(22) 6 Whittaker's Mill, Williamsburg, VA 23185
(23) 1122 North 25th Street, Suite A, Richmond, VA 23223
(24) 314 Burnwick Road, Richmond, VA 23227
(25) 3559 Fairystone Park Highway, 2nd Floor, Bassett, VA 24055
(26) 420 South Marion Parkway, Denver, CO 80209
(27) 1415 Louisiana Street, Suite 2700, Houston, TX 77002
(28) 400 3rd Avenue, SW, Calgary, Alberta, Canada T2P4H2
(29) 3700 Canterra Tower, 400 Third Ave. S.W., Calgary, Alberta, T2P4H2
(30) One Dominion Drive, Jane Lew, WV 26378
(31) 2539 Washington Road, Suite 1010, Upper St. Clair, PA 15241
(32) 1921 Hamilton Avenue, Cleveland OH 44114
(33) 2400 Grayland Avenue, Richmond, VA 23220
(34) Basin Harbor Road, Vergennes, VT 05491
(35) 417 Libbie Avenue, Richmond, VA 23226
(36) 2850 West Golf Road, Rolling Meadows, IL 60008
(37) 490 East Locust Street, Dallastown, PA 17313
(38) 50 Energy Drive, Suite 202, Canton, MA 02021
(39) 101 West Main Street, Suite 900, Norfolk, VA 23510
(40) 909 Fannin Street, Suite 3100, Houston, TX 77010
(41) 10825 Washington Blvd, Culver City, CA 90232
(42) One James Center, 901 East Cary Street, Richmond, VA 23219
(43) 1000 Mill Pond Road, Toano, VA 23168
(44) 130 East Randolph Drive, Chicago, IL 60601

POSITION SYMBOL KEY

CB	--Chairman of the Board	SVP	--Senior Vice President
CEO	--Chief Executive Officer	S	--Secretary
P	--President	T	--Treasurer
EVP	--Executive Vice President	C	--Controller
CFO	--Chief Financial Officer	GC	--General Counsel
COO	--Chief Operating Officer	D	--Director

American Exploration Production Company
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

American Reserve Company
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Armstrong Energy Limited Partnership, LLLP
Mark F. McGettrick (1)	P, CEO	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

Cambrian Capital Corporation
Daniel Conwill (40)	D	Patrick M. DaPra (40)	P, S
Ryoichi Kobatake (40)	D	Susan Leach (40)	VP
William S. Mistr (1)	D	Bo Li (40)	T

CNG Cayman Two Ltd.
Thomas N. Chewning (1)	D	E.J. Marks, III (1)	S

CNG Coal Company
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

CNG International Corporation
Thomas N. Chewning (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	SVP, T	E. J. Marks, III (1)	S

CNG Kauai, Inc.
Thomas N. Chewning (1)	D, P	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Pamela F. Faggert (3)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
CNG Labuan One Limited
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	D	International Trust Sdn Bhd	S
Perry A. Corsello (1)	D

CNG Main Pass Gas Gathering Corporation
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

CNG Oil Gathering Corporation
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

CNG Pipeline Company
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
C
CNG Power Services Corporation
Thomas F. Farrell, II (1)	D	Edward J. Rivas (3)	SVP
Mark F. McGettrick (1)	P, CEO	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S

Carthage Energy Services, Inc.
Fred G. Wood, III (10)	D, P, T	Carol J. Nichols (5)	C
Patricia A. Wilkerson (1)	VP, S

Compendia Media Group
Nicholas Yakubik (36)	CB	Martin Tudor (41)	D, P, CEO
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP
Mark P. Mikuta (1)	D	Edward A. Szarkowicz (36)	VP
Michael Olsen (41)	D, VP	Patricia A. Wilkerson (1)	VP
Robert S. Palmer (36)	D	E. J. Marks, III (1)	S

Consolidated Natural Gas Company
Thos. E. Capps (1)	CB, P, CEO	James L. Sanderlin (1)	SVP
Thomas N. Chewning (1)	D, EVP, CFO	William C. Hall, Jr. (1)	VP
Thomas F. Farrell, II (1)	D, EVP	Simon C. Hodges (1)	VP
Jay L. Johnson (1)	EVP	Karen E. Hunter (2)	VP
Duane C. Radtke (10)	D, EVP	Steven A. Rogers (1)	VP, C
Eva S. Hardy (2)	SVP	James F. Stutts (1)	VP, GC
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S

Cypress Energy, Inc.
Duane C. Radtke (10)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dallastown Realty I, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Charles E. Atwood, II (37)	P, CEO, S	Ronald G. Drake (37)	VP, T

Dallastown Realty II, LLC
Charles E. Atwood, II (37)	P, CEO, S	Ronald G. Drake (37)	VP, T

DEI Cayman Holding Company
Thomas F. Farrell, II (1)	D	Edward J. Rivas (3)	SVP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

DEPI Texas Holdings, LLC
Thomas N. Chewning (1)	P, CEO	Patricia A. Wilkerson (1)	VP,S
G. Scott Hetzer (1)	SVP, T

Devonian Energy Corporation
Daniel Conwill (40)	D	Patrick M. DaPra (40)	P, S
Ryoichi Kobatake (40)	D	Susan Leach (40)	VP
William S. Mistr (1)	D	Bo Li (40)	T

DT Services, Inc.
Jay L. Johnson (2)	D, P, CEO	Karen E. Hunter (2)	VP
Thomas N. Chewning (1)	D	Michael W. Lanier (13)	VP
M. Stuart Bolton, Jr. (2)	SVP	Patricia McIntyre (13)	VP
G. Scott Hetzer (1)	D, SVP, T	Charles Vassallo (13)	VP
Gregg T. Kamper (13)	SVP	Patricia A. Wilkerson (1)	VP, S
Albert W. Altimore (13)	VP	Elwood L. Tanner (2)	C

Domcan Boundary Corp.
Duane C. Radtke (10)	CB,	Milton Porter (28)	D, VP
Anthony W. Marino (28)	P, CEO	David Sprague (28)	VP
Duncan Chisholm (28)	SVP	Lyle Strom (28)	VP
Timothy S. Parker (10)	SVP	Patricia A. Wilkerson (1)	VP
Fred G. Wood, III (10)	SVP	Jack C. MacGillivray (29)	S

Domcan NSI ULC
Duane C. Radtke (10)	CB	Milton Porter (28)	D, VP
Anthony W. Marino (28)	P, CEO	David Sprague (28)	VP
Duncan Chisholm (28)	SVP	Lyle Strom (28)	VP
Timothy S. Parker (10)	SVP	Patricia A. Wilkerson (1)	VP
Fred G. Wood, III (10)	SVP	Jack C. MacGillivray (29)	S

Dominion Alliance Holding, Inc.
Thomas F. Farrell, II (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Maxwell R. Schools, Jr. (2)	C
G. Scott Hetzer (1)	SVP, T

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Appalachian Development, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (30)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

Dominion Armstrong, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Armstrong Services Company, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Black Warrior Basin, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C

Dominion Canada Finance Company
Thos. E. Capps (1)	D	G. Scott Hetzer (1)	D, SVP, T
Thomas N. Chewning (1)	D, P	Patricia A. Wilkerson (1)	S

Dominion Capital Ventures Corporation

G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Dominion Capital, Inc.
Thomas N. Chewning (1)	CB	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP, C

Dominion Cleveland Thermal Generation, LLC
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cleveland Thermal, Inc.
Thomas F. Farrell, II (1)	D	Patricia A. Wilkerson (1)	VP, S
Mark F. McGettrick (1)	P, CEO	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Cleveland Thermal, LLC
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Cleveland Chilled Water Distribution, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cleveland Steam Distribution, LLC
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Cogen, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Cogen WV, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Cove Point LNG Company, LLC
Paul D. Koonce (1)	CEO	Pamela F. Faggert (3)	VP
Gary L. Sypolt (8)	P	Marc A. Halbritter (4)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C

Dominion Cove Point, Inc.
Thomas F. Farrell, II.(1)	D	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	CEO	Marc A. Halbritter (4)	VP
Gary L. Sypolt (8)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

Dominion Davidson, Inc.
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

Dominion Dresden Services Company, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Dresden, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Elwood Expansion, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

Dominion Elwood, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Elwood Services Company, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Energy Canada Limited
Duane C. Radtke (10)	CB	Milton Porter (28)	D, VP
Anthony W. Marino (28)	P, CEO	David Sprague (28)	VP
Duncan Chisholm (28)	SVP	Lyle Strom (28)	VP
Timothy S. Parker (10)	SVP	Patricia A. Wilkerson (1)	VP
Fred G. Wood, III (10)	SVP	Jack C. MacGillivray (29)	S

Dominion Energy Clearinghouse Canada, Inc.
Thomas F. Farrell, II (1)	D	Lyle Strom (28)	D, VP
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP
Kevin T. Howell (3)	P	Jack C. MacGillivray (29)	S
G. Scott Hetzer (1)	SVP, T

Dominion Energy Clearinghouse, Inc.
Thomas F. Farrell, II (1)	D	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	CEO	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Energy Clearinghouse Storage Services, Inc.
Thomas F. Farrell, II (1)	D	Kevin T. Howell (3)	P
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Energy Construction Company
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Energy Direct Sales, Inc.
Thomas F. Farrell, II (1)	D	Patricia A. Wilkerson (1)	VP, S
Paul D. Koonce (1)	CEO	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Energy Exchange, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	D	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (8)	P	Lee D. Katz (1)	C

Dominion Energy Holding Cayman Company LDC
Thomas N. Chewning (1)	D, P, CEO	Steven A. Rogers (1)	C
Fred G. Wood, III (10)	VP, T	Patricia A. Wilkerson (1)	S

Dominion Energy Holdings, Inc.
Thomas F. Farrell, II (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Energy, Inc.
Thos. E. Capps (1)	CB	Martin L. Bowling, Jr. (3)	VP
Thomas N. Chewning (1)	D	Pamela F. Faggert (3)	VP
Thomas F. Farrell, II (1)	D, P, CEO	David C. Holden (3)	VP
Duane C. Radtke (10)	D	Karen E. Hunter (2)	VP
Mark F. McGettrick (1)	P	James K. Martin (1)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Energy Marketing, Inc.
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Energy Peru Holdings, Inc.
Thomas F. Farrell, II (1)	D	Edward J. Rivas (3)	SVP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion Energy Services Company, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Energy Technologies, Inc.
Thomas N. Chewning (1)	D	James K. Martin (1)	VP
Thomas F. Farrell, II (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	D, SVP, T	Lee D. Katz (1)	C

Dominion Equipment II, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Equipment III, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP
Dominion Equipment, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Exploration & Production, Inc.
Duane C. Radtke (10)	D, P, CEO	Timothy S. Parker (10)	SVP
Paul R. Baker (27)	SVP	Fred G. Wood, III (10)	SVP
Kevin P. Guilbeau (5)	SVP	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

Dominion Exploration Canada Ltd.
Duane C. Radtke (10)	CB	Milton Porter (28)	D, VP
Anthony W. Marino (28)	P, CEO	David Sprague (28)	VP
Duncan Chisholm (28)	SVP	Lyle Strom (28)	VP
Timothy S. Parker (10)	SVP	Patricia A. Wilkerson (1)	VP
Fred G. Wood, III (10)	SVP	Jack C. MacGillivray (29)	S

Dominion Fairless Hills, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Fiber Ventures, LLC
Jay L. Johnson (2)	P, CEO	Patricia McIntyre (13)	VP
M. Stuart Bolton, Jr. (2)	SVP	Charles Vassallo (13)	VP
G. Scott Hetzer (1)	D, SVP, T	Patricia A. Wilkerson (1)	VP, S
Gregg T. Kamper (13)	SVP	Elwood L. Tanner (2)	C

Dominion Field Services, Inc.
Thomas F. Farrell, II (1)	D	Charles E. Roberts (6)	VP
Paul D. Koonce (1)	CEO	Joseph C. Vanzant, Jr. (31)	VP
Kevin T. Howell (3)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

Dominion First Source, Inc.
G. Scott Hetzer (1)	D, P	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	SVP	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Gas Marketing, Inc..
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Dominion Gas Processing MI, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

Dominion Gas Projects Company, LLC
Paul D. Koonce (1)	CEO	Pamela F. Faggert (3)	VP
Gary L. Sypolt (8)	P	Marc A. Halbritter (4)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Jeffrey L. Barger (8)	VP	Lee D. Katz (1)	C

Dominion Generation Corporation
Thomas F. Farrell, II (1)	D	Eugene S. Grecheck (3)	VP
Mark F. McGettrick (1)	P, CEO	Leslie N. Hartz (3)	VP
David A. Christian (3)	SVP	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Richard H. Blount, II (11)	VP
Martin L. Bowling, Jr. (3)	VP	David A. Heacock (12)	VP
Malcom G. Deacon, Jr. (3)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Greenbrier, Inc.
Thomas F. Farrell, II (1)	D	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	CEO	Marc A. Halbritter (4)	VP
Gary L. Sypolt (8)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

Dominion Iroquois, Inc.
Thomas F. Farrell, II (1)	D	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	CEO	Marc A. Halbritter (4)	VP
Gary L. Sypolt (8)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

Dominion Kincaid, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Lands, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	D	Mark P. Mikuta (1)	VP
Jerry L. Moore (1)	P	Patricia A. Wilkerson (1)	VP
James. H. Bennett (43)	VP	E. J. Marks, III (1)	S

Dominion Land Management Company - Williamsburg
Thomas N. Chewning (1)	D	Mark P. Mikuta (1)	VP
Jerry L. Moore (1)	P	Patricia A. Wilkerson (1)	VP
James. H. Bennett (43)	VP	E. J. Marks, III (1)	S

Dominion Member Services, Inc.
Thomas F. Farrell, II (1)	D	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S

Dominion Metering Services, Inc.
Jay L. Johnson (2)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Maxwell R. Schools, Jr. (2)	C
G. Scott Hetzer (1)	SVP, T

Dominion Michigan Production Services, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (30)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

Dominion Midwest Energy, Inc.
Duane C. Radtke (10)	D, P, CEO	Benjamin A. Hardesty (30)	VP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Timothy S. Parker (10)	SVP	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

Dominion Mt. Storm Wind, Inc.
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

Dominion Natural Gas Storage, Inc.
Thomas F. Farrell, II (1)	D	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	CEO	Marc A. Halbritter (4)	VP
Gary L. Sypolt (8)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

Dominion North Star Generation, Inc.
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Nuclear Connecticut, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	D,	Eugene S. Grecheck (3)	VP
Mark F. McGettrick (1)	D, P, CEO	Leslie N. Hartz (3)	VP
David A. Christian (3)	D, SVP	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
William R. Matthews (15)	SVP	J. Alan Price (15)	VP
Martin L. Bowling, Jr. (3)	VP	Lee D. Katz (1)	C
Pamela F. Faggert (3)	VP

Dominion Nuclear Holdings, Inc.
Thomas F. Farrell, II (1)	D,	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Nuclear, Inc.
Thomas F. Farrell, II (1)	D,	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Nuclear Marketing I, Inc.
Thomas F. Farrell, II (1)	D,	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Nuclear Marketing II, Inc.
Thomas F. Farrell, II (1)	D,	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Nuclear Marketing III, L.L.C.
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
David A. Christian (3)	SVP	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Ohio ES, Inc.
Thomas F. Farrell, II (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP, S
M. Stuart Bolton, Jr. (2)	SVP	Maxwell R. Schools, Jr. (2)	C
G. Scott Hetzer (1)	SVP, T

Dominion Ohio ES, LLC
Mark S. Allen (33)	Manager
Randall B. Reynolds (33)	Manager

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Oklahoma Texas Exploration & Production, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Timothy S. Parker (10)	SVP
Paul R. Baker (27)	SVP	Fred G. Wood, III (10)	SVP
Kevin P. Guilbeau (5)	SVP	James D. Abercrombie (5)	VP
G. Scott Hetzer (1)	SVP, T	Dennis G. Millet (10)	VP
Rohinton K. Irani (14)	SVP	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

Dominion Person, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	D	Pamela F. Faggert (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

Dominion Petroleum Marketing, Inc.

Thomas F. Farrell, II (1)	D	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (3)	P	Lee D. Katz (1)	C

Dominion Pleasants Services Company, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Pleasants, Inc.
Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
James P. O'Hanlon (1)	P, COO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Products and Services, Inc.
Thomas F. Farrell, II (1)	D	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S

Dominion Reserves, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C
Timothy S. Parker (10)	SVP

Dominion Reserves - Indiana, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion Reserves - Utah, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
Timothy S. Parker (10)	SVP

Dominion Reserves Gulf Coast, Inc.
Duane C. Radtke (10)	D, P, CEO	Dennis G. Millet (10)	VP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C
Fred G. Wood, III (10)	SVP

Dominion Resources, Inc.
William S. Barrack, Jr. (16)	D	Thomas N. Chewning (1)	EVP, CFO
Peter W. Brown, M. D. (35)	D	Thomas F. Farrell, II (1)	EVP
Ronald J. Calise (34)	D	Jay L. Johnson (2)	EVP
George A. Davidson, Jr. (4)	D	Duane C. Radtke (10)	EVP
John W. Harris (17)	D	Mary C. Doswell (2)	SVP
Benjamin J. Lambert, III (18)	D	Eva S. Hardy (2)	SVP
Richard L. Leatherwood (19)	D	G. Scott Hetzer (1)	SVP, T
Margaret A. McKenna (20)	D	James L. Sanderlin (1)	SVP
Steven A. Minter (21)	D	William C. Hall, Jr. (1)	VP
Kenneth A. Randall (22)	D	Simon C. Hodges (1)	VP
Frank S. Royal (23)	D	Karen E. Hunter (2)	VP
S. Dallas Simmons (24)	D	Steven A. Rogers (1)	VP, C
Robert H. Spilman (25)	D	James F. Stutts (1)	VP, GC
David A. Wollard (26)	D	Patricia A. Wilkerson (1)	VP, S
Thos. E. Capps (1)	D, CB, P, CEO

Dominion Resources Services, Inc.
Thos. E. Capps (1)	D	Leslie N. Hartz (3)	VP
Thomas N. Chewning (1)	D, CEO	Simon C. Hodges (1)	VP
Thomas F. Farrell, II (1)	D, EVP	David C. Holden (3)	VP
Duane C. Radtke (10)	D, EVP	Kevin T. Howell (3)	VP
Jay L. Johnson (2)	EVP	Karen E. Hunter (2)	VP
Mary C. Doswell (2)	P	Gregg T. Kamper (13)	VP
Eva S. Hardy (2)	SVP	Anthony E. Manning (2)	VP
G. Scott Hetzer (1)	SVP, T	Annetta R. Riekel (2)	VP
Margaret E. McDermid (2)	SVP	Steven A. Rogers (1)	VP
James L. Sanderlin (1)	SVP	James F. Stutts (1)	VP
Pamela F. Faggert (3)	VP	Billy F. Warf (2)	VP
Roy S. Grier (2)	VP	Patricia A. Wilkerson (1)	VP, S
William C. Hall, Jr. (1)	VP	Ash Sawhney (2)	C

Dominion Retail, Inc.
Thomas F. Farrell, II (1)	D	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dominion San Juan, Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

Dominion State Line, Inc.
Thomas F. Farrell, II (1)	D	James K. Martin (1)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

Dominion Storage, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Carol J. Nichols (5)	C

Dominion Technical Solutions, Inc.
Thomas F. Farrell, II (1)	D, CEO	Patricia A. Wilkerson (1)	VP, S
Gary L. Sypolt (8)	P	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Dominion Transmission, Inc.
Thomas F. Farrell, II (1)	D,	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	CEO	Marc A. Halbritter (4)	VP
Gary L. Sypolt (8)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

Dominion Troy Services Company, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Dominion Troy, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

Dominion Venture Investments, Inc.

G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, C	E. J. Marks, III (1)	S

Dominion Wagram, Inc.
Thomas F. Farrell, II (1)	D	Martin L. Bowling, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Dresden Energy, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S

Elwood II Holdings, LLC
Tony W. Belcher (3)	GM	G. Scott Hetzer (1)	T

Elwood III Holdings, LLC
Tony W. Belcher (3)	GM	G. Scott Hetzer (1)	T

Elwood Energy LLC
William E. Morrow (44)	Manager	Tony W. Belcher (3)	GM
Edward J. Rivas (3)	Manager	Lee K. Katz (1)	CFO

Fairless Energy, LLC
Mark F. McGettrick (1)	Manager, P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S
Martin L. Bowling, Jr. (3)	VP	Lee D. Katz (1)	C

Farmington Properties, Inc.
Thomas F. Farrell, II (1)	D	Pamela F. Faggert (3)	VP
Paul D. Koonce (1)	CEO	Marc A. Halbritter (4)	VP
Gary L. Sypolt (8)	P	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Jeffrey L. Barger (8)	VP

First Dominion Capital, LLC
William S. Mister (1)	CB	Nicholas Yakubik (36)	D
Mark P. Mikuta (1)	P, T	Maureen S. Ault (36)	VP
Jeffrey A. Cerny (36)	D	Robert S. Palmer (36)	VP
Perry A. Corsello (1)	D	Patricia A. Wilkerson (1)	VP
Kathi J. Inorio (36)	D	E. J. Marks, III (1)	S
Edward A. Szarkowicz (36)	D

First Source Equity Holdings, Inc.
G. Scott Hetzer (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

First Source Financial, Inc.
Mark P. Mikuta (1)	D, VP	Edward A. Szarkowicz (36)	SVP, GC, S
Nicholas Yakubik (36)	P, CEO	Maureen S. Ault (36)	VP
Jeffrey A. Cerny (36)	SVP	E. Lee (36)	VP
Kathi J. Inorio (36)	SVP	Robert S. Palmer (36)	VP
P. D. Menge (36)	SVP	William K. Taylor (36)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
First Source Financial, LLP
Name and Principal Address	Title	Name and Principal Address	Title
G. Scott Hetzer (1)	CB	P. D. Menge (36)	SVP
Thomas N. Chewning (1)	D	Edward A. Szarkowicz (36)	SVP, GC, S
Mark P. Mikuta (1)	D, VP	Maureen S. Ault (36)	VP
Nicholas Yakubik (36)	D, P, CEO	E. Lee (36)	VP
Jeffrey A. Cerny (36)	SVP	Robert S. Palmer (36)	VP
Kathi J. Inorio (36)	SVP

Gichner Systems Group, Inc.
Charles E. Atwood, II (37)	D, P, CEO	Ronald G. Drake (37)	VP, T
William S. Mister (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	D	E. J. Marks, III (1)	S

Goodman Segar Hogan, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

Goodman Segar Hogan of Orlando, Inc.
Thomas N. Chewning (1)	D	Matthew N. Birdsall (39)	VP, S, T
Mark P. Mikuta (1)	P	Patricia A. Wilkerson (1)	VP

Governor's Land Associates
Lawrence O. Myers (1)

H-W Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Jerry L. Moore (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP

Hope Gas, Inc.
Jay L. Johnson (2)	D, P, CEO	Eric S. Hall (7)	VP
M. Stuart Bolton, Jr. (2)	SVP	Bruce C. Klink (9)	VP
G. Scott Hetzer (1)	SVP, T	Thomas E. Wester (4)	VP
Thomas A. Hyman, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Pamela F. Faggert (3)	VP	Maxwell R. Schools, Jr. (2)	C

Intersound, Inc.
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP, CFO
Mark P. Mikuta (1)	D	Michael Olsen (41)	VP
Martin Tudor (41)	D, P, CEO	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	D

JustMike Music, Inc.
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP, CFO
Mark P. Mikuta (1)	D	Michael Olsen (41)	VP
Martin Tudor (41)	D, P, CEO	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	D

ITEM 6. OFFICERS AND DIRECTORS (continued)
Kincaid Generation, L.L.C.
Name and Principal Address	Title	Name and Principal Address	Title
Mark F. McGettrick (1)	P, CEO	Pamela F. Faggert (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP	Tony W. Belcher (3)	Manager

Lake Badin Associates
Jerry L. Moore (1)	D	Lawrence O. Myers (1)	S,T

LDNG Acquisition, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
Paul R. Baker (27)	SVP	James D. Abercrombie (5)	VP
Kevin P. Guilbeau (5)	SVP	Dennis G. Millet (10)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C

LDNG Texas Holdings, Inc.
Thomas N. Chewning (1)	D, P, CEO	Kevin P. Guilbeau (5)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
James D. Abercrombie (5)	VP

Lexicon Music, Inc.
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP, CEO
Mark P. Mikuta (1)	D	Michael Olsen (41)	VP
Martin Tudor (41)	D, P, CEO	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	D

Louisiana Hydroelectric Capital Corp.
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

MassMicroelectronics, LLC
Charles E. Atwood, II (37)	P	Gail Johnson (38)	VP
Charles Horvitz (38)	GM	Mike Miceli (38)	VP
Ken Borey (38)	VP	Tom Pilat (38)	VP
Lynn Caramanica (38)	VP	Ronald G. Drake (37)	S,T

NH Capital, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, T	E. J. Marks, III (1)	S

Niton US, Inc.
Duane C. Radtke (10)	D, P, CEO	Fred G. Wood, III (10)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Anthony W. Marino (28)	SVP	Carol J. Nichols (5)	C

North Star Generation, LLC
Mark F. McGettrick (1)	P, CEO	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	James K. Martin (1)	VP
Edward J. Rivas (3)	SVP	Patricia A. Wilkerson (1)	VP, S

ITEM 6. OFFICERS AND DIRECTORS (continued)
Old North State Management Company
Name and Principal Address	Title	Name and Principal Address	Title
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Jerry L. Moore (1)	P	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP

OptaCor Financial Services Company, Inc.
G. Scott Hetzer (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

Peg Publishing, Inc.
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP, CEO
Mark P. Mikuta (1)	D	Michael Olsen (41)	VP
Martin Tudor (41)	D, P, CEO	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	D

Pleasants Energy, LLC
Mark F. McGettrick (1)	Manager, P, CEO	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

Remington, LLC
Thomas N. Chewning (1)	CEO	Steven A. Rogers (1)	C
Fred G. Wood, III (10)	VP, T, CFO	Patricia A. Wilkerson (1)	S

Rincon Securities, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
D. Michael Jones (42)	D	E. J. Marks, III (1)	S
Mark P. Mikuta (1)	VP, C

Royce Publishing, Inc.
Jeffrey A. Cerny (36)	D	John D. Kennedy (41)	VP, CEO
Mark P. Mikuta (1)	D	Michael Olsen (41)	VP
Martin Tudor (41)	D, P, CEO	Edward A. Szarkowicz (36)	VP
Nicholas Yakubik (36)	D

Shoulders Hill/DCI Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

Stonehouse Development Company, LLC
Jerry L. Moore (1)	P, CEO	Lawrence O. Myers (1)	T
Mark P. Mikuta (1)	VP, T	E. J. Marks, III (1)	S

State Line Energy, LLC
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP	Lee D. Katz (1)	C
Martin L. Bowling, Jr. (3)	VP

ITEM 6. OFFICERS AND DIRECTORS (continued)
State Line Holding II, LLC
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	CEO	Malcolm G. Deacon, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Martin L. Bowling, Jr. (3)	VP	Lee D. Katz (1)	C

State Line Holding Corporation
Thomas F. Farrell, II (1)	D, CEO	Malcolm G. Deacon, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	James K. Martin (1)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Martin L. Bowling, Jr. (3)	VP	Lee D. Katz (1)	C

Stonewater Pipeline Company of Texas, Inc.
Thomas N. Chewning (1)	D, P, CEO	Kevin P. Guilbeau (5)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Rohinton K. Irani (14)	SVP	Carol J. Nichols (5)	C
James D. Abercrombie (5)	VP

The Association at Stonehouse, Inc.
Cindy Cloughly (43)	D	Mark P. Mikuta (1)	P, T
Beth Kapil (43)	D	James D. Franklin (1)	VP
Jerry L. Moore (1)	D

The East Ohio Gas Company
Jay L. Johnson (2)	D, P, CEO	Eric S. Hall (7)	VP
M. Stuart Bolton, Jr. (2)	SVP	Bruce C. Klink (9)	VP
G. Scott Hetzer (1)	SVP, T	Thomas E. Wester (4)	VP
Thomas A. Hyman, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Pamela F. Faggert (3)	VP	Maxwell R. Schools, Jr. (2)	C

The Peoples Natural Gas Company
Jay L. Johnson (2)	D, P, CEO	Eric S. Hall (7)	VP
M. Stuart Bolton, Jr. (2)	SVP	Bruce C. Klink (9)	VP
G. Scott Hetzer (1)	SVP, T	Thomas E. Wester (4)	VP
Thomas A. Hyman, Jr. (2)	SVP	Patricia A. Wilkerson (1)	VP, S
Pamela F. Faggert (3)	VP	Maxwell R. Schools, Jr. (2)	C

Troy Energy, LLC
Mark F. McGettrick (1)	Manager, P, CEO	Martin L. Bowling, Jr. (3)	VP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
Edward J. Rivas (3)	SVP

VP Property, Inc.
Mark F. McGettrick (1)	P, CEO	Edward J. Rivas (3)	SVP
G. Scott Hetzer (1)	SVP, T	Patricia A. Wilkerson (1)	VP, S
		Ash Sawhney (2)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Virginia Electric and Power Company
Name and Principal Address	Title	Name and Principal Address	Title
Thos. E. Capps (1)	CB	Kenneth D. Barker (2)	VP
Thomas N. Chewning (1)	D	Malcolm G. Deacon, Jr. (3)	VP
Thomas F. Farrell, II (1)	D, P, CEO	Pamela F. Faggert (3)	VP
Jay L. Johnson (2)	P, CEO	Eugene S. Grecheck (3)	VP
Paul D. Koonce (1)	CEO	Leslie N. Hartz (3)	VP
Mark F. McGettrick (1)	P, CEO	Kevin T. Howell (3)	VP
Gary L. Sypolt (8)	P	Karen E. Hunter (2)	VP
M. Stuart Bolton, Jr. (2)	SVP	Craig S. Ivey (2)	VP
David A. Christian (3)	SVP	Steven A. Rogers (1)	VP
G. Scott Hetzer (1)	SVP, T	James F. Stutts (1)	VP, GC
E. Paul Hilton (1)	SVP	Patricia A. Wilkerson (1)	VP, S
Thomas A. Hyman, Jr. (2)	SVP	Richard H. Blount, II (11)	VP
Margaret E. McDermid (2)	SVP	David A. Heacock (12)	VP
Mark F. McGettrick (2)	SVP	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP	Maxwell R. Schools, Jr. (2)	C
Jimmy D. Staton (2)	SVP

Vidalia Audit, Inc.
Thomas N. Chewning (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, C, T	E. J. Marks, III (1)	S

Triassic Energy Corporation
Daniel Conwill (40)	D	Patrick M. DaPra (40)	P, S
Ryoichi Kobatake (40)	D	Susan Leach (40)	VP
William S. Mistr (1)	D	Bo Li (40)	T

Virginia Financial Ventures, Inc.
G. Scott Hetzer (1)	D, P, CEO	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP, C, T	E. J. Marks, III (1)	S

Virginia Power Energy Marketing, Inc.
Thomas F. Farrell, II (1)	D, CEO	G. Scott Hetzer (1)	SVP, T
Paul D. Koonce (1)	CEO	Patricia A. Wilkerson (1)	VP, S
Kevin T. Howell (3)	P	Lee D. Katz (1)	C

Virginia Power Fuel Corporation
Thomas F. Farrell, II (1)	D,	Edward J. Rivas (3)	SVP
Mark F. McGettrick (1)	P, CEO	Leslie N. Hartz (3)	VP
David A. Christian (3)	SVP	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Ash Sawhney (2)	C

Virginia Power Nuclear Services Company

Thomas F. Farrell, II (1)	D	Malcolm G Deacon, Jr. (3)	VP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C

ITEM 6. OFFICERS AND DIRECTORS (continued)
Virginia Power Services Energy Corp., Inc.
Name and Principal Address	Title	Name and Principal Address	Title
Thomas F. Farrell, II (1)	D	Kevin T. Howell (3)	SVP
Mark F. McGettrick (1)	P, CEO	Patricia A. Wilkerson (1)	VP, S
G. Scott Hetzer (1)	SVP, T	Lee D. Katz (1)	C
Edward J. Rivas (3)	SVP

Virginia Power Services, Inc.
Thomas F. Farrell, II (1)	D	Patricia A. Wilkerson (1)	VP, S
Mark F. McGettrick (1)	P, CEO	Lee D. Katz (1)	C
G. Scott Hetzer (1)	SVP, T

Waterford Harbor Realty, Inc.
Jerry L. Moore (1)	D, P	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	VP	E. J. Marks, III (1)	S

Williams Court/DCI Properties, Inc.
Thomas N. Chewning (1)	D	Patricia A. Wilkerson (1)	VP
Mark P. Mikuta (1)	P	E. J. Marks, III (1)	S

Part II. Banking connections

Information concerning all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935 as of December 31, 2002, follows:
Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule

George A. Davidson, Jr.	The PNC Financial Services Group, Inc. Pittsburgh, Pennsylvania	Director	70(a)
Benjamin J. Lambert, III	Consolidated Bank and Trust Company Richmond, Virginia SLM Corporation Reston, Virginia	Director Director	70(a) 70(a)
Steven A. Minter	KeyCorp Cleveland, Ohio	Director	70(a)
Frank S. Royal	SunTrust Banks, Inc. Atlanta, Georgia	Director	70(b)
Kenneth D. Barker	Dominion Credit Union Richmond, Virginia	Director	70(a)

ITEM 6. OFFICERS AND DIRECTORS (continued)

Part III. Compensation and other related information

(a) The compensation of directors and executive officers of system companies:

Information concerning the compensation of directors and the five highest paid executive officers of the system for the year 2002 is included in the Registrant's 2003 Proxy Statement which is filed as Exhibit F-4 to this Form U5S. Information presented under the captions "THE BOARD-- Compensation and Other Programs" on page 8 and "EXECUTIVE COMPENSATION" on page 14 in such proxy statement is incorporated by reference.

(b) Their interest in the securities of system companies including options or other rights to acquire securities:

Information concerning the interests of directors and executive officers in the securities of system companies including options or other rights to acquire securities is included in the Registrant's 2003 Proxy Statement, which is filed as Exhibit F-4. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and other Programs" on page 8; "SHARE OWNERSHIP" on page 9; "ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT--Long- Term Incentives" on page 12; and "EXECUTIVE COMPENSATION" on page 14.

(c) Their contracts and transactions with system companies:

Information concerning contracts and transactions by directors and executive officers with system companies is included in the Registrant's 2003 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and Other Programs" on page 8 and "EXECUTIVE COMPENSATION--Other Executive Agreements and Arrangements" on page 17.

(d) Their indebtedness to system companies:

None.

(e) Their participation in bonus and profit-sharing arrangements and other benefits:

Information concerning the participation by directors and executive officers in other benefits is included in the Registrant's 2003 Proxy Statement, which is filed as Exhibit F-4 to this Form U5S. Information presented under the following captions in such proxy statement is incorporated by reference: "THE BOARD--Compensation and Other Programs" on page 8; "ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT--Annual Incentives and Long-term Incentives" on page 12; "EXECUTIVE COMPENSATION" on page 14.

(f) Their rights to indemnification:

Pursuant to Section 13.1-697 and Section 13.1-698 of the Code of Virginia, the Company's articles of incorporation indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent, against reasonable expenses incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

None. *

*Excludes contributions for which refunds are being requested or received.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services or goods between system companies:

Transaction	Serving Company	Receiving Company	Compensation	Date of Contract
			(in thousands)
Rental Fees	CNG Pipeline Company	Dominion E&P	$127	(Note 3)
Engineering, Construction & Project Management Services	Dominion Ohio ES, LLC	Dominion Energy, Inc.	$933	June 1, 2001
Operational, Management & Administrative Services	Dominion Cleveland Thermal, LLC	Dominion Cleveland Steam Distribution, LLC	$749	May 21,2001
Sale of Steam	Dominion Cleveland Thermal, LLC	Dominion Cleveland Steam Distribution, LLC	$11,024	Note 3
Operational, Management & Administrative Services	Dominion Cleveland Thermal, LLC	Dominion Cleveland Thermal Generation, LLC	$2,403	May 21, 2001
Sale of Chilled Water	Dominion Cleveland Thermal, LLC	Dominion Cleveland Chilled Water Distribution, LLC	$2,026	Note 3
Management & Administrative Services	Dominion E&P	Dominion Appalachian Development, Inc.	$1,546	November 1, 2001
Management & Administrative Services	Dominion E&P	Dominion Michigan Product Services, Inc.	$249	November 1, 2001
Management & Administrative Services	Dominion E&P	Dominion Midwest Energy, Inc.	$2,981	November 1,2001
Operation of E&P Offshore Platforms	Dominion E&P	DOTEPI	$41,391	November 1, 2001
Fuel Management Services	Dominion Field Services	Dominion E&P	$157	(Note 3)
Sales of Extracted Products	Dominion Field Services	Dominion Transmission	$9,145	April 23, 2001
Rental Fees	Dominion Field Services	Dominion Transmission	$3,872	April 23, 2001
Rental Fees	DRI	Virginia Power	$2,988	November 21, 1985
Management & Administrative Services	Dominion Retail	Dominion Products & Services, Inc.	$2,908	February 1, 1997
Telecommunications Support	Dominion Telecom, Inc.	Virginia Power	$694	September 2, 1997
Management & Administrative Services	Dominion Transmission	Dominion Field Services	$1,068	July 31, 1998
Management & Administrative Services	Dominion Transmission	Dominion Greenbrier, LLC	$2,360	January 1, 2001
Management & Administrative Services	Dominion Transmission	Dominion Natural Gas Storage, Inc.	$1,702	December 1, 2001
Management & Administrative Services	Dominion Transmission	Tioga Properties, LLC	$155	July 1, 2002
Management & Administrative Services	Dominion Transmission	Cove Point LNG, LP	$865	August 30, 2002
Management & Administrative Services	Dominion Transmission	Dominion E&P	$160	January 1, 2001

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)
Management & Administrative Services	Dominion Transmission	Dominion East Ohio Gas	$1,179	January 28, 2000
Management & Administrative Services	Dominion Transmission	Dominion Hope	$619	January 28, 2000
Management & Administrative Services	Dominion Transmission	Dominion Peoples	$1,294	January 28, 2000
Management & Administrative Services	DT Services, Inc.	Dominion Telecom	$34,652	March 1, 2001
Management & Administrative Services	Dominion East Ohio	Dominion Peoples	$439	January 28, 2000
Operating Fee	Dominion East Ohio	VPEM	$176	January 28, 2000
Billing & Repair Services in support of Gas Line Replacement Program	Dominion East Ohio	Dominion Products & Services	$1,095	August 18, 1997
Management & Administrative Services	Dominion Hope	Dominion East Ohio	$161	January 28, 2000
Management & Administrative Services	Dominion Hope	Dominion Peoples	$147	January 28, 2000
Production & Gathering Fees	Dominion Peoples	Dominion E&P	$396	(Note 3)
Pooling & Metering Services	Dominion Peoples	Dominion Retail	$546	(Note 3)
Project Management, Engineering and Telecommunications Support	Virginia Power	Dominion Telecom, Inc.	$1,503	September 2, 1997
Telecommunications Fees	Virginia Power	Dominion Telecom, Inc.	$625	September 2, 1997
Management & Administrative Services	Virginia Power	VP Services	$1,991	September 3, 1997
Fuel Management Services	Virginia Power	VP Services	$1,526	(Note 3)
Fuel Management Services	VP Energy Marketing	VP Services Energy Corp.	$1,165	October 30, 1998
Management & Administrative Services	VP Nuclear Services	Dominion Energy	$166	(Note 3)
Fuel Management Services, Fuel Handling and Analysis Services	VP Services Energy Corp.	Virginia Power	$4,035	October 30, 1998
Management & Administrative Services	VP Services	VP Energy Marketing	$1,945	October 30, 1998

Notes:

(1) Contracts for management services with aggregate consideration passing between the same companies of less than $100,000 have been omitted.
(2) All contracts were in effect at December 31, 2002.
(3) No written contract in place; all services provided at cost.
(4) Services provided by or to Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.
(5) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported here.

ITEM 8. SERVICES, SALES AND CONSTRUCTION CONTRACTS (continued)

Part II. Contracts to purchase services or goods between any system company and any affiliate (other than a system company) or any company in which any officer or director of the receiving company is a partner or owns 5 percent or more of any class of equity securities:

None.

Part III. Employment of any person by any system company for the performance on a continuing basis of management, supervisory or financial advisory services:

None.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I. Information concerning the interests held by system companies in exempt wholesale generators and foreign utility companies for Part I(a) and Part I(d) follows. Part I(b) and Part I(c) are being filed confidentially pursuant to Rule 104.

Exempt Wholesale Generators

CNG Power Services Corporation

(a) CNG Power Services Corporation (CNG Power Services) holds a 99% interest in Armstrong Energy Limited Partnership, LLLP (AELP). AELP is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of CNG Power Services are as follows:
CNG Power Services Corporation 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, there were no service, sales or construction contracts between CNG Power Services and any system company. Refer below to service contracts between AELP and other system companies.

Armstrong Energy Limited Partnership, LLLP

(a) Armstrong Energy Limited Partnership, LLLP is owned 99% by CNG Power Services Corporation and 1% by Dominion Armstrong, Inc. AELP is involved in the development of a 300-megawatt simple-cycle gas fired combustion turbine power plant in Armstrong County, Pennsylvania.

The name and business address of AELP are as follows:
Armstrong Energy Limited Partnership, LLLP R.D. #3, Box 196 Shelocta, PA 15774-9114

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2002, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$1,068,578
Date of Contract	January 1, 2002
Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$140,889
Date of Contract	January 1, 2001
Transaction	Operational and Management Service
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$1,724
Date of Agreement	August 1, 2002

Dominion Elwood Services Company, Inc.

(a) Dominion Elwood Services Company, Inc. (DELCO) is a management services company that provides operations and maintenance services to electric generating facilities. Dominion Elwood Services Company, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Elwood Services Company, Inc. are as follows:
Dominion Elwood Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:

Transaction	Operational and Management Service
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,055,229
Date of Contract	June 18, 1999

Dominion Energy Services Company, Inc.

(a) Dominion Energy Services Company, Inc. (DESCO) is a management services company that provides operations and maintenance services to various electric generating facilities. Dominion Energy Services Company, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Energy Services Company, Inc. are as follows:
Dominion Energy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2002, services between DESCO and a system company were as follows:
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$16,587,312
Date of Contract	February, 27, 1998
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Morgantown Energy Associates
Compensation	$4,186,845
Date of Contract	September 15, 1989
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$46,006
Date of Contract	June 18, 1999
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	State Line Energy, LLC
Compensation	$56,028
Date of Contract	June 1, 2002

Dominion Equipment, Inc.

(a) Dominion Equipment, Inc. is a holding company that leases equipment to Dominion's operating facility. Dominion Equipment, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment, Inc. are as follows:
Dominion Equipment, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect.
Transaction	Operational and Management Service
Serving Company	Dominion Ohio ES, Inc.
Receiving Company	Dominion Equipment, Inc.
Compensation	$597,992
Date of Contract	June 1, 2001

Dominion Equipment III, Inc.

(a) Dominion Equipment III, Inc. is a holding company that subleases equipment to Dominion's operating facility. Dominion Equipment III, Inc. is owned 100% by Dominion Energy, Inc.

The name and business address of Dominion Equipment III, Inc. are as follows:
Dominion Equipment III, Inc. 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2002, there were no service, sales or construction contracts between Dominion Equipment III, Inc. and any system company.

Dominion Fairless Hills, Inc.

(a) Dominion Fairless Hills, Inc. is owned 100% by Dominion Energy, Inc. Dominion Fairless Hills, Inc. is the holding company of Fairless Energy, LLC, a gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Dominion Fairless Hills, Inc. are as follows:
Dominion Fairless Hills, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, there were no service, sales or construction contracts between Dominion Fairless Hills, Inc. and any system company.

Fairless Energy, LLC

(a) Dominion Fairless Hills, Inc. holds a 100% interest in Fairless Energy, LLC (Fairless). Fairless is developing a 1180 megawatt gas fired combined cycle combustion turbine power plant located in Pennsylvania.

The name and business address of Fairless Energy, LLC are as follows:
Fairless Energy, LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect.
Transaction	Operational and Management Service
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$217,517
Date of Contract	August 1, 2002
Transaction	Operational and Management Service
Serving Company	Dominion Transmission, Inc.
Receiving Company	Fairless Energy, LLC
Compensation	$82,096
Date of Contract	May 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Nuclear, Inc.

(a) Dominion Nuclear, Inc. is owned 100% by Dominion Energy, Inc., and through various subsidiaries, owns interests in the following subsidiaries:
Subsidiary	Parent	Percentage Owned	Description
Dominion Nuclear Holdings, Inc.	Dominion Nuclear, Inc.	100%	Holds 5% interest in Dominion Nuclear Marketing III, L.L.C.
Dominion Nuclear Marketing I, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells on the spot market. Also holds a 25% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing II, Inc.	Dominion Nuclear, Inc.	100%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to third parties through bilateral contracts. Also holds a 70% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Marketing III, L.L.C.	Dominion Nuclear, Inc. Dominion Retail Dominion Nuclear Holdings, Inc.	70% 25% 5%	Purchases electricity and capacity from Dominion Nuclear Connecticut, Inc. and sells to Dominion Retail to meet retail customer needs. Also holds a 5% interest in Dominion Nuclear Connecticut, Inc.
Dominion Nuclear Connecticut, Inc.	Dominion Nuclear Marketing II, Inc. Dominion Nuclear Marketing I, Inc. Dominion Nuclear Marketing III, L.L.C.	70% 25% 5%	Owns 98% of Millstone Power Station, a nuclear powered electric generating facility with a net capacity of 1,954 megawatts.

The name and business address of Dominion Nuclear, Inc. are as follows:
Dominion Nuclear, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, there were no service, sales or construction contracts between Dominion Nuclear, Inc. and any system company.

Dresden Energy, LLC

(a) Dresden Energy, LLC is a combined cycle gas fired combustion turbine power plant in Dresden, Ohio. Dresden Energy, LLC is owned 100% by Dominion Dresden, Inc.

The name and business address of Dresden Energy, LLC are as follows:
Dresden Energy, LLC 120 Tredegar Street Richmond, VA 23219

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Service
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$339,385
Date of Contract	January 1, 2002
Transaction	Operational and Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$246,310
Date of Contract	August 1, 2002

CNG Kauai, Inc.

(a) CNG International holds a 1% limited partnership interest in Kauai Power Partners, L.P. (KPP), and CNG Kauai, Inc., a wholly-owned subsidiary of CNG International, holds a 1% general partnership interest and a 98% limited partnership interest in KPP. KPP is a 26-megawatt advanced steam-injected combustion turbine power plant on the island of Kauai, Hawaii.

The name and business address of CNG Kauai, Inc. are as follows:
CNG Kauai, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, there were no service, sales or construction contracts between CNG Kauai, Inc. and any system company.

Kauai Power Partners, L P.

(a) CNG International holds a 1% limited partnership interest in Kauai Power Partners, L.P. (KPP), and CNG Kauai, Inc., a wholly-owned subsidiary of CNG International, holds a 1% general partnership interest and a 98% limited partnership interest in KPP. KPP is a 26-megawatt advanced steam-injected combustion turbine power plant on the island of Kauai, Hawaii.

The name and business address of KPP are as follows:
Kauai Power Partners, L.P. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, there were no service, sales or construction contracts between KPP and any system company.

Kincaid Generation, L.L.C.

(a) Kincaid Generation, L.L.C. (Kincaid) is owned 99% by Dominion Kincaid, Inc. and 1% by Dominion Energy, Inc. (DEI). Kincaid is a 1,108 net megawatt coal-fired electric generating facility.

The name and business address of Kincaid is as follows:

Kincaid Generation, L.L.C. PO Box 260 Kincaid, Illinois 62540-0260

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2002, services between Kincaid and a system company were as follows:

Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	Kincaid Generation, L.L.C.
Compensation	$16,587,312
Date of Contract	February 27,1998

Elwood Energy LLC

(a) Elwood Energy LLC is owned 50% by Dominion Elwood, Inc. Elwood Energy LLC owns and develops a combined and single cycle electric power generating facility (up to 2,500 megawatt in capacity) near Elwood, Illinois.

The name and business address of Elwood Energy LLC are as follows:
Elwood Energy LLC 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Elwood Services Company, Inc.
Receiving Company	Elwood Energy LLC
Compensation	$2,055,229
Date of Contract	June 18, 1999
Transaction	Operational and Management Service
Serving Company	Dominion Energy Services Company, Inc
Receiving Company	Elwood Energy LLC
Compensation	$46,006
Date of Contract	June 18, 1999

Pleasants Energy, LLC

(a) Pleasants Energy, LLC is owned 100% by Dominion Pleasants, Inc. and is a simple-cycle gas fired combustion turbine power plant located in Pleasants County, WV.

The name and business address of Pleasants Energy, LLC are as follows:
Pleasants Energy, LLC 10319 South Pleasants Highway St. Mary's, WV 26170

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$910,788
Date of Contract	January 1, 2002
Transaction	Operational and Management Services
Serving Company	Dominion Transmission, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$88,446
Date of Contract	January 1, 2001

Troy Energy, LLC

(a) Troy Energy, LLC is owned 100% by Dominion Troy, Inc. and is a simple-cycle gas fired combustion turbine power plant located in Troy County, Ohio.

The name and business address of Troy Energy, LLC are as follows:
Troy Energy, LLC 22379 Pemberville Road Luckey, OH 43443

(d) At December 31, 2002, the following service agreements were in effect.
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$1,219,187
Date of Contract	January 1, 2002

Dominion Troy Services Company, Inc.

(a) Dominion Troy Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Troy Services Company, Inc. provides operational and management services to Troy Energy, LLC.

The name and business address of Dominion Troy Services Company, Inc. are as follows:
Dominion Troy Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Troy Services Company, Inc.
Receiving Company	Troy Energy, LLC
Compensation	$1,219,187
Date of Contract	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

Dominion Dresden Services Company, Inc.

(a) Dominion Dresden Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Dresden Services Company, Inc. provides operational and management services to Dresden Energy, LLC.

The name and business address of Dominion Dresden Services Company, Inc. are as follows:
Dominion Dresden Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Dresden Services Company, Inc.
Receiving Company	Dresden Energy, LLC
Compensation	$339,385
Date of Contract	January 1, 2002

Dominion Pleasants Services Company, Inc.

(a) Dominion Pleasants Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Pleasants Services Company, Inc. provides operational and management services to Pleasants Energy, LLC.

The name and business address of Dominion Pleasants Services Company, Inc. are as follows:
Dominion Pleasants Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Pleasants Services Company, Inc.
Receiving Company	Pleasants Energy, LLC
Compensation	$910,788
Date of Contract	January 1, 2002

Dominion Armstrong Services Company, Inc.

(a) Dominion Armstrong Services Company, Inc. is owned 100% by Dominion Energy, Inc. Dominion Armstrong Services Company, Inc. provides operational and management services to Armstrong Energy Limited Partnership, LLLP.

The name and business address of Dominion Armstrong Services Company, Inc. are as follows:
Dominion Armstrong Services Company, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Armstrong Services Company, Inc.
Receiving Company	Armstrong Energy Limited Partnership, LLLP
Compensation	$1,068,578
Date of Contract	January 1, 2002

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

State Line Energy, LLC

(a) State Line Energy, LLC (State Line) is owned 60% by State Line Holding II, LLC and 40% by State Line Holding Corporation. State Line is a 515-megawatt coal-fired generation facility located near Hammond, Indiana.

The name and business address of State Line Energy, LLC are as follows:
State Line Energy, LLC 103rd Street and Lake Michigan Hammond, IN 46320

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Energy Services Company, Inc.
Receiving Company	State Line Energy, LLC
Compensation	$56,028
Date of Contract	June 1, 2002

Dominion Person, Inc.

(a) Dominion Person, Inc. is owned 100% by Dominion Energy, Inc. Dominion Person, Inc. is a 1100-megawatt combined cycle generation facility under development in Person County, North Carolina.

The name and business address of Dominion Person, Inc. are as follows:
Dominion Person, Inc. 120 Tredegar Street Richmond, VA 23219

(d) At December 31, 2002, the following service agreements were in effect:
Transaction	Operational and Management Services
Serving Company	Dominion Technical Solutions, Inc.
Receiving Company	Dominion Person, Inc.
Compensation	$27,961
Date of Contract	August 1, 2002

Note: The following are EWG's with no activity for the year-ended December 31, 2002:

Dominion North Star Generation, Inc.
North Star Generation, LLC
Dominion Davidson, Inc.

Foreign Utility Company

Latin America Fund

(a) CNG International holds a 16.5% limited partnership interest in The Latin America Energy Fund and Electricity Fund I, L.P. (Latin America Fund), a Cayman Islands exempted limited partnership, and an 8.29% general partnership interest in FondElec General Partner, L.P. (FondElec). FondElec holds a 1% general partnership interest in the Latin America Fund. The Latin America Fund's business is limited to investing in FUCOs in Latin America. As part of the transaction, CNG International obtains an ownership interest, equal to its percentage ownership interest in the partnership, in each of the Latin America Fund's investments. The Latin America Fund had investments in two FUCOs as of December 31, 2002.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES (continued)

The name and business address of Latin America Fund are as follows:
The Latin America Energy and Electricity Fund I, L.P. Stamford Harbor Park 333 Ludlow Street Stamford, CT 06902

(d) There are no service, sales or construction contracts between the Latin America Fund, or any FUCOs in which the Latin America Fund has an interest, and a system company.

Part II. Relationship of exempt wholesale generators and foreign utility companies to system companies, and financial data:

Organization charts showing the relationship of the EWG's and FUCO to other system companies are filed as Exhibits H-1 and H-2.

Part III. Investment in exempt wholesale generators and foreign utility companies:

At December 31, 2002, Dominion's aggregate investment in exempt wholesale generators amounted to $3.09 billion, which include guarantees in the amount of $1.5 billion, or 59.44% of Dominion's aggregate capital investment in its domestic public utility subsidiaries. Dominion's aggregate investment in the foreign utility companies was $8.27 million at December 31, 2002, or 0.16% of Dominion's aggregate capital investment in its domestic public utility subsidiaries.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

The consolidating financial statements for Dominion Resources, Inc. are included in the following pages. The consolidating financial statements should be reviewed in conjunction with the Dominion Resources, Inc., Virginia Electric and Power Company and Consolidated Natural Gas Company's Annual Reports on Form 10-K as of and for the year ended December 31, 2002 (2002 Forms 10-K). The Notes to the Consolidated Financial Statements to the three companies' 2002 Forms 10-K are incorporated by reference.

Reclassifications have been made to certain subsidiaries' financial statements to conform to the Dominion presentation. All financial statements are presented in thousands of dollars. As a result, some columns and rows may not add due to rounding.

DOMINION RESOURCES, INC.
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2002
(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Operating Revenue	$10,218,208	$ (616,772)	$4,971,656	$3,899,716	$555,738	$1,407,869

Operating Expenses:
Electric fuel & energy purchases, net	1,446,654	(32,486)	1,280,696	103,386		95,058
Purchased electric capacity	691,203		691,113			90
Purchased gas, net	1,159,495	(88,347)		1,247,306		536
Liquids, pipeline capacity & other purchases	158,407			155,809		2,597
Restructuring & other acquisition related costs	(7,824)		(6,661)	(1,981)		817
Other operations & maintenance	2,197,834	(548,156)	899,624	569,478	524,323	752,565
Depreciation, depletion & amortization	1,258,013	(3,228)	495,324	553,510	12,124	200,283
Other taxes	429,359	-	151,501	202,074	18,543	57,239
Total Operating Expenses	7,333,140	(672,217)	3,511,598	2,829,583	554,990	1,109,186
Income from operations	2,885,068	55,446	1,460,058	1,070,134	748	298,684

Other income	102,946	(1,718,254)	31,239	34,744	235	1,754,982

Interest & Related Charges:
Interest expense	825,989	(151,703)	275,193	135,772	983	565,743
Subsidiary preferred dividends and distributions of subsidiary trusts	118,829	--	34,485	18,547	--	65,797
Total Fixed Charges	944,817	(151,703)	309,677	154,319	983	631,540

Income before taxes & minority interest	2,043,197	(1,511,106)	1,181,620	950,559		1,422,124
Income taxes	681,077	15,858	424,906	312,057		(71,745)
Minority interest	(6)	(483)	--	171	--	306

Net Income	$1,362,126	$(1,526,481)	$ 756,714	$ 638,331	$ --	$1,493,561

* See supporting financial statements.

DOMINION RESOURCES, INC.
CONSOLIDATING BALANCE SHEET
As of December 31, 2002
(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)
Assets

Current Assets:
Cash & cash equivalents	$ 290,620		$ 132,273	$ 21,626	$ 5,218	$ 131,503
Customer accounts receivable, net	2,568,124		1,757,653	662,378	320	147,773
Other accounts receivable	476,767		73,350	25,211	5,088	373,118
Receivable from affiliates	8,963	$ (2,487,203)	40,762	95,787	56,924	2,302,695
Inventories:
Materials & supplies	269,120		165,859	26,789		76,472
Fossil fuel	137,551		133,132	2,049		2,371
Gas stored - current portion	230,790	(2,072)	147,063	85,799
Derivative & energy trading assets	1,364,556	(102,737)	1,260,704	181,453		25,136
Investment securities - trading	408					408
Margin deposit assets	148,749		51,672	52,279		44,798
Prepayments	347,053	(32,218)	47,352	113,405	11,505	207,009
Escrow deposit for debt refunding	500,000					500,000
Other	482,694	7,912	56,273	290,800	12,561	115,151
Total Current Assets	6,825,396	(2,616,319)	3,866,092	1,557,576	91,615	3,926,432

Investments:
Investments in affiliates	468,809	(15,987,324)		177,632		16,278,501
Available for sale securities	564,466					564,466
Nuclear decommissioning trust funds	1,598,672		837,789			760,882
Other	541,619	(4)	21,851	67,646	101,285	350,841
Total Investments	3,173,566	(15,987,328)	859,641	245,277	101,285	17,954,61

Property, Plant & Equipment, Net:
Property, plant & equipment	32,630,958	(3,013,182)	17,797,010	14,118,895	59,560	3,668,675
Less accumulated depreciation depletion & amortization	(12,374,419)	2,952,311	(8,240,271)	(5,551,938)	(31,076)	(1,503,445)
Total Property, Plant & Equipment	20,256,539	(60,871)	9,556,739	8,566,957	28,484	2,165,230

Deferred Charges & Other Assets:
Goodwill, net	4,301,470	3,310,676		624,746		366,048
Intangible assets, net	312,831		128,762	103,786	1,767	75,515
Regulatory assets, net	580,496	76,729	239,127	264,640
Prepaid pension cost	1,709,532	855,468	45,826	738,430	68,289	1,518
Derivative & energy trading assets	481,676	(19,493)	402,496	34,537		64,137
Other	266,969	(886,250)	64,469	85,278	34,314	969,158
Total Deferred Charges & Other Assets	7,652,973	3,337,131	880,680	1,851,418	104,370	1,479,374

Total Assets	$37,908,474	$(15,327,387)	$15,163,151	$12,221,228	$325,753	$25,525,729

* See supporting financial statements.

DOMINION RESOURCES, INC.
CONSOLIDATING BALANCE SHEET
As of December 31, 2002
(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Liabilities & Common Shareholders' Equity

Current Liabilities:
Securities due within one year	$ 2,125,038	$ --	$ 360,450	$ 150,000	$ --	$ 1,614,589
Short term debt	1,193,190		442,767	396,878		353,545
Accounts payable, trade	2,308,334		1,591,020	600,712	20,034	96,569
Payable to affiliates	2,042	(2,486,336)	156,150	664,720	842	1,666,666
Accrued interest, payroll and taxes	605,728	(7,249)	207,275	192,431	55,950	157,321
Derivative & energy trading liabilities	1,609,005	(106,842)	1,205,848	441,779	3,291	64,929
Other	598,998	(13,093)	205,984	276,270	18,364	111,470
Total Current Liabilities	8,442,336	(2,613,516)	4,169,494	2,722,790	98,481	4,065,087

Long Term Debt:
Long term debt	11,968,098	(14,471)	3,793,734	3,308,679	--	4,880,156
Notes payable to affiliates	91,972	(2,121,917)	--	--	--	2,213,890
Total Long Term Debt	12,060,071	(2,136,388)	3,793,734	3,308,679	--	7,094,046

Deferred Credits & Other Liabilities:
Deferred income taxes	4,099,211	281,411	1,666,816	1,648,686	13,480	488,818
Deferred investment tax credits	109,949		96,004	13,945
Derivative & energy trading liabilities	689,512	(30,204)	279,420	382,314	6,969	51,012
Other	632,296	3,841	169,490	128,511	144,102	186,352
Total Deferred Credits & Other Liabilities	5,530,968	255,047	2,211,729	2,173,456	164,551	726,185

Total Liabilities	26,033,374	(4,494,857)	10,174,958	8,204,925	263,032	11,885,316

Minority interest	7,960	(7,391)	--	7,368	--	7,983
Obligated mandatorily redeemable preferred securities of subsidiary trusts	1,397,259	--	400,000	200,000	--	797,259
Subsidiary preferred stock not subject to mandatory redemption	257,120	(665,000)	257,120	--	--	665,000

Common Shareholders' Equity:
Common stock	9,051,178	(4,893,288)	2,887,407	1,815,695	56,357	9,185,007
Other paid-in capital	47,101	(3,951,236)	16,603	1,871,104	22,575	2,088,055
Accumulated other comprehensive income (loss)	(446,029)	442,682	8,155	(298,082)	(16,215)	(582,569)
Retained earnings	1,560,510	(1,758,298)	1,418,909	420,219	4	1,479,676

Total Common Shareholders' Equity	10,212,761	(10,160,140)	4,331,074	3,808,935	62,721	12,170,171

Total Liabilities & Shareholders' Equity	$37,908,474	$(15,327,387)	$15,163,151	$12,221,228	$325,753	$25,525,728

* See supporting financial statements.

DOMINION RESOURCES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Cash flows from (used in) operating activities
Net Income	$ 1,362,126	$ (1,526,481)	$ 756,714	$ 638,331	--	$ 1,493,562
Adjustments to reconcile net income to net cash from operating activities:
DCI Impairment Loss	12,930					12,930
Net unrealized gains on energy trading contracts	(5,069)	(28,417)	43,814			(20,466)
Depreciation, depletion and amortization	1,378,933	(3,228)	570,010	553,508	12,124	246,519
Deferred income taxes and investment tax credits, net	713,701	15,858	97,699	393,210	26,778	180,156
Changes in:
Accounts receivable	(817,605)		(668,382)	(62,213)	1,108	(88,118)
Receivables from affiliates	3,918	(92,414)	12,774	(1,262)	66,927	17,893
Inventories	(54,696)	2,072	(74,578)	33,342		(15,532)
Deferred fuel and purchased gas costs, net	(143,440)		(19,547)	(123,893)
Prepaid pension cost	(198,321)	30,449	(29,677)	(170,378)	(27,218)	(1,497)
Purchase and originations of mortgages	--
Proceeds from sales and principle collections of mortgages	--
Accounts payable, trade	525,903		576,941	18,695	(21,631)	(48,102)
Payable to affiliates	1,346	93,344	(29,428)	(153,890)	(3,337)	94,657
Accrued interest, payroll, and taxes	58,477	91,024	(5,105)	8,424	6,138	(42,004)
Margin deposit assets and liabilities	(185,501)		(20,445)	(120,258)		(44,798)
Other	(204,315)	516,278	44,806	122,592	(13,994)	(873,997)
Net cash from (used in) operating activities	2,448,386	(901,515)	1,255,596	1,136,208	46,895	911,203

Cash flows from (used in) investing activities
Plant construction and other property additions	(1,339,379)	939	(807,305)	(348,845)	(8,494)	(175,674)
Purchases of gas and oil properties, prospects and equipment	(1,489,347)			(1,335,849)		(153,497)
Loan originations	--
Repayments of loan originations	19,019					19,019
Proceeds from sale of business
Acquisition of business	(410,548)			(225,071)		(185,477)
Proceeds from sale of securities	53,619					53,619
Purchase of securities
Escrow deposit for debt refunding	(500,000)					(500,000)
Investment in affiliates	15,163	78,858		7,006		(70,701)
Advances to affiliates, net of repayments		2,376,903		60,917		(2,437,820)
Loans to affiliates
Repayment of loans by affiliates
Other	(308,813)	(1,838)	(49,384)	(13,078)	(8,455)	(236,058)
Net cash from (used in) investing activities	(3,960,286)	2,454,862	(856,689)	(1,854,920)	(16,949)	(3,686,590)

Pager 61

DOMINION RESOURCES, INC.
CONSOLIDATING STATEMENT OF CASH FLOWS (continued)
For the year ended December 31, 2002
(Thousands)

	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Cash flows from (used in) financing activities:
Issuance of common stock	2,019,528	(46)				2,019,574
Repurchase of common stock	(66,220)					(66,220)
Issuance of preferred securities of subsidiary trusts	400,000		400,000
Repayment of preferred securities of subsidiary trusts	(135,000)		(135,000)
Issuance of long-term debt and preferred stock	2,433,985		657,700			1,776,285
Repayment of long-term debt and preferred stock	(1,676,308)	1,833	(887,022)	(5,955)	(3,499)	(781,665)
Issuance (repayment) of short-term debt, net	(665,894)		6,867	(378,726)		(294,035)
Issuance of notes payable to affiliates
Repayment of notes payable by affiliates	(226,745)					(226,745)
Advances from affiliates, net of repayments		(2,376,900)	99,855	1,462,545	(90,674)	905,174
Capital contributions		(84,464)				84,464
Common dividend payments	(723,697)	944,533	(467,175)	(383,796)		(817,259)
Other	(42,737)	47	(25,582)	(6,538)		(10,664)
Net cash from (used in) financing activities	1,316,911	(1,514,997)	(350,357)	687,530	(94,173)	2,588,908

Increase (decrease) in cash & equivalents	(194,989)	38,350	48,550	(31,182)	(64,227)	(186,479)
Cash and cash equivalents at beginning of period	485,609	--	83,721	52,805	69,442	279,641
Cash and cash equivalents at end of period	$ 290,621	$ 38,350	$132,271	$ 21,623	$ 5,215	$ 93,162

Noncash transactions from investing and financing activities
Conversion of amounts receivable from subsidiaries to paid-in capital or common stock		(1,109,151)				1,109,151
Conversion of short-term borrowings and other payables to parent to paid-in capital or common stock		(1,109,151)	151,366	932,007	1,664	24,113
Exchange of debt securities	567,300		117,300			450,000

*See supporting financial statements.

DOMINION RESOURCES, INC.
CONSOLIDATING STATEMENT OF SHAREHOLDERS' EQUITY
As of December 31, 2002
(Thousands)
	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Balance at December 31, 2001	$ 8,368,155	$ (8,961,153)	$3,876,393	$2,999,566	$50,587	$ 10,402,492

Common stock	1,921,676	(247,752)	150,000	(1)		2,019,429
Other paid-in capital	19,464	(953,982)	2,189	934,617	19,371	17,269
Accumulated other comprehensive income (loss)	(735,133)	599,467	12,437	(379,783)	(7,511)	(959,743)
Retained earnings:
Net income	1,362,126	(1,526,481)	756,714	638,331	--	1,493,562
Dividends and other adjustments	(723,526)	929,761	(466,659)	(383,795)	4	(802,837)

Balance at December 31, 2002	$10,212,761	$(10,160,140)	$4,331,074	$3,808,935	$62,721	$12,170,171

* See supporting financial statements.

DOMINION RESOURCES, INC.
CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME
For the year ended December 31, 2002
(Thousands)

	Dominion Consolidated	Eliminations /Adjustments	Virginia Power	CNG *	DRS	Other Subsidiaries (filed confidentially)

Net income	$1,362,126	$(1,526,481)	$756,714	$ 638,331	$ --	$ 1,493,562
Other comprehensive income, net of tax:
Net deferred gains on derivatives - hedging activities	(663,345)	595,691	6,838	(382,317)	(12,686)	(870,871)
Unrealized gains on investment securities	(68,430)	68,430	--	(696)	--	(136,164)
Foreign currency translation adjustments	5,896	(5,896)	--	--	--	11,792
Minimum pension liability adjustment	(1,448)	1,434	--	1,084	(2,532)	(1,434)
Amounts reclassified to net income:
Realized gains on investment securities	373	(373)	--	(34)	--	780
Net losses on derivatives - hedging activities	(8,179)	(59,821)	5,599	2,180	7,707	36,156

Other comprehensive income	(735,133)	599,466	12,437	(379,783)	(7,511)	(959,742)

Comprehensive income (loss)	$ 626,993	$ (927,015)	$769,151	$258,548	$(7,511)	$ 533,820

* See supporting financial statements.

CONSOLIDATED NATURAL GAS COMPANY
CONSOLIDATING STATEMENT OF INCOME
For the year ended December 31, 2002
(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Operating Revenue	$3,899,716	$ (342,756)	$ 810,928	$314,695	$ 121,646	$ 568,931	$ 2,426,272

Operating Expenses
Electric fuel & energy purchases, net	103,386	(697)					104,394
Purchased electric capacity
Purchased gas, net	1,247,306	(270,700)	352,882	138,447	57,155	17,134	952,388
Liquids, pipeline capacity & other purchases	155,809	(9,144)				17,631	147,322
Restructuring & other acquisition related costs	(1,981)		(2,383)	(1,051)	137	(252)	1,568
Other operations & maintenance	569,478	(5,144)	153,102	61,618	23,422	114,504	221,976
Depreciation, depletion & amortization	553,510	(8,286)	49,370	18,941	6,442	62,716	424,327
Other taxes	202,074	--	93,249	7,554	9,153	36,663	55,455
Total Operating Expenses	2,829,583	(293,971)	646,220	225,510	96,310	248,395	1,907,119

Income from operations	1,070,134	(48,785)	164,708	89,185	25,337	320,535	519,154

Other income	34,744	(848,947)	2,430	536	(35)	(1,304)	882,064

Interest & Related Charges:
Interest expense	135,772	(214,671)	27,525	11,861	3,438	19,745	287,874
Subsidiary preferred dividends and distributions of subsidiary trusts	18,547	--	--	--	--	--	18,547
Total Fixed Charges	154,319	(214,671)	27,525	11,861	3,438	19,745	306,431

Income before taxes & minority interest	950,559	(683,061)	139,613	77,860	21,864	299,486	1,094,797

Income taxes	312,057	(19,092)	46,092	15,229	7,415	113,651	148,763
Minority interest	171	--	--	--	--	--	171

Net Income	$ 638,331	$ (663,969)	$ 93,522	$ 62,631	$ 14,449	$ 185,835	$ 945,864

CONSOLIDATED NATURAL GAS COMPANY
CONSOLIDATING BALANCE SHEET
As of December 31, 2002
(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Assets
Current Assets:
Cash & cash equivalents	$ 21,626	$ (2,487)	$ 6,345	$ 1,977	$ 2,988	$ 305	$ 12,498
Customer accounts receivable, net	662,378	(1,791)	257,687	93,637	32,497	38,013	242,336
Other accounts receivable	25,211	(60)	1,223	1,143	638	358	21,909
Receivable from affiliates	95,787	(2,469,406)	199	242	3	13,024	2,551,725
Inventories:
Materials & supplies	26,789	(28)	2,896	1,734	444	9,129	12,614
Fossil fuel	2,049	(576)					2,625
Gas stored - current portion	85,799	(2,045)	13,765	25,244	15,414		33,422
Derivative & energy trading assets	181,453			942	21,979	370	158,162
Margin deposit assets	52,279			1,376			50,903
Prepayments	113,405	(21,594)	26,076	6,663	2,549	15,091	84,618
Other	290,800	114,846	25,404	44,824	691	66,819	38,216
Total Current Assets	1,557,576	(2,383,141)	333,595	177,784	77,203	143,109	3,209,026

Investments:
Investments in affiliates	177,632	(6,084,273)	757	300	1,225	100	6,259,522
Other	67,646	--	19	--	--	36	67,592
Total Investments	245,277	(6,084,273)	776	300	1,225	136	6,327,114

Property, Plant & Equipment, Net:
Property, plant & Equipment	14,118,895	(57,189)	1,584,325	738,000	209,084	2,518,837	9,125,838
Less accumulated depreciation , depletion & amortization	(5,551,938)	(21,871)	(675,880)	(262,371)	(83,043)	(1,224,659)	(3,284,114)
Total Property, Plant & Equipment	8,566,957	(79,061)	908,445	475,629	126,041	1,294,178	5,841,725

Deferred Charges & Other Assets:
Goodwill, net	624,746						624,746
Intangible assets, net	103,786		64,633	6,857	2,976	17,199	12,121
Regulatory assets, net	264,640		82,079	156,408	8,644	17,509
Prepaid pension cost	738,430	(12,803)	351,986	153,359	41,015	202,853	2,020
Derivative & energy trading assets	34,537			353			34,184
Other	85,278	(261,871)	40,642	191	5,591	4,667	296,059
Total Deferred Charges & Other Assets	1,851,418	(274,674)	539,340	317,168	58,226	242,228	969,129

Total Assets	$12,221,228	$(8,821,148)	$ 1,782,156	$ 970,881	$262,694	$1,679,650	$16,346,994

CONSOLIDATED NATURAL GAS COMPANY
CONSOLIDATING BALANCE SHEET
As of December 31, 2002
(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Liabilities & Common Shareholders' Equity

Current Liabilities:
Securities due within one year	$ 150,000	$ --	$ --	$ --	$ --	$ --	$ 150,000
Short term debt	396,878						396,878
Accounts payable, trade	600,712	(404)	162,732	44,379	11,216	34,520	348,269
Payable to affiliates	664,720	(2,469,405)	431,502	231,888	63,898	157,897	2,248,940
Accrued interest, payroll and taxes	192,431	(19,605)	68,260	9,078	7,398	34,353	92,947
Derivative & energy trading liabilities	441,779			820	642	1,000	439,317
Other	276,270	(21,218)	71,673	34,651	3,596	39,242	148,326
Total Current Liabilities	2,722,790	(2,510,633)	734,168	320,816	86,749	267,011	3,824,679

Long Term Debt:
Long term debt	3,308,679						3,308,679
Notes payable to affiliates	-	(2,505,595)	260,718	101,521	29,089	260,405	1,853,862
Total Long Term Debt	3,308,679	(2,505,595)	260,718	101,521	29,089	260,405	5,162,541

Deferred Credits & Other Liabilities:
Deferred income taxes	1,648,686	(73,856)	274,388	219,493	43,447	285,934	899,251
Deferred investment tax credits	13,945		5,907	6,284	1,755
Derivative & energy trading liabilities	382,314			5			382,309
Other	128,511	(12,803)	24,840	12,881	20,608	19,295	63,689
Total Deferred Credits & Other Liabilities	2,173,456	(86,659)	305,134	238,663	65,840	305,229	1,345,249

Total Liabilities	8,204,925	(5,102,887)	1,300,020	660,999	181,678	832,646	10,332,469

Minority interest	7,368	--	--	--	--	--	7,368
Obligated mandatorily redeemable preferred securities of subsidiary trusts	200,000	--	--	--	--	--	200,000

Common Shareholders' Equity:
Common stock	1,815,695	(1,948,848)	237,968	183,535	44,900	609,360	2,688,780
Other paid-in capital	1,871,104	(1,039,326)	22,927	1,462	62	15,701	2,870,277
Accumulated other comprehensive income (loss)	(298,082)	264,703		343	12,298		(575,426)
Retained earnings	420,219	(994,791)	221,241	124,541	23,756	221,944	823,527
Total Common Shareholders' Equity	3,808,935	(3,718,262)	482,136	309,881	81,016	847,005	5,807,158

Total Liabilities & Shareholders' Equity	$12,221,228	$(8,821,149)	$1,782,156	$970,881	$262,694	$1,679,651	$16,346,995

CONSOLIDATED NATURAL GAS COMPANY.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Cash flows from (used in) operating activities
Net Income	$ 638,331	$ (663,969)	$ 93,522	$ 62,631	$ 14,449	$ 185,835	$ 945,864
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, depletion and amortization	553,508	(8,286)	49,370	18,941	6,442	62,716	424,325
Deferred income taxes	393,210	(19,092)	61,614	13,919	3,761	76,110	256,898
Changes in:
Accounts receivable	(62,213)	1,791	1,516	(12,632)	(11,295)	3,655	(45,248)
Receivable from affiliates	(1,262)	151,453	13	165	1,030	6,426	(160,349)
Inventories	33,342	604	17,050	5,318	9,598	2,557	(1,785)
Deferred fuel and purchased gas costs, net	(123,893)		(62,280)	(21,415)		(40,368)	170
Prepaid pension cost	(170,378)	(9,562)	(73,010)	(30,913)	(10,317)	(45,617)	(959)
Accounts payable, trade	18,695	292	19,905	11,964	2,299	11,471	(27,236)
Payable to affiliates	(153,890)	(151,453)	4,125	(7,646)	1,947	(10,244)	9,380
Accrued interest, payroll and taxes	8,424	(31,423)	(614)	(4,878)	(130)	(118)	45,587
Margin deposits assets and liabilities	(120,258)			(470)			(119,788)
Other	122,592	377,837	22,560	7,912	(3,261)	2,719	(285,175)
Net cash from (used in) operating activities	1,136,208	(351,807)	133,771	42,896	14,523	255,142	1,041,683

Cash flows from (used in) investing activities
Plant construction and other property additions	(348,845)	541	(73,600)	(39,462)	(11,978)	(128,868)	(95,478)
Gas and oil properties and equipment	(1,335,849)	9,640					(1,345,489)
Proceeds from sale of business
Acquisition of business	(225,071)						(225,071)
Investment in affiliates	7,006	219,591		(300)			(212,285)
Advances to affiliates, net of repayments	60,917	906,174					(845,257)
Loan to affiliates		108,578					108,578
Repayment of loans by affiliates		(14,452)					14,452
Other	(13,078)	(9,685)	(4,026)	(1,301)	(907)	(4,788)	7,629
Net cash from (used in) investing activities	(1,854,920)	1,220,387	(77,626)	(41,063)	(12,885)	(133,656)	(2,810,077)

CONSOLIDATED NATURAL GAS COMPANY.
CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002
(Thousands)

	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Cash flows from (used in) financing activities:
Issuance of common stock		(100,001)					100,001
Repurchase of common stock
Issuance of preferred securities of subsidiary trusts
Repayment of preferred securities of subsidiary trusts
Issuance of long-term debt and preferred stock	(5,955)		(132)	(64)	(14)	(153)	(5,592)
Repayment of long-term debt and preferred stock
Issuance (repayment) of short-term debt, net	(378,726)						(378,726)
Issuance of notes payable to affiliates		(108,578)					108,578
Repayment of notes payable by affiliates		14,452	(2,440)	(1,261)	(474)	(5,827)	(4,450)
Advances from affiliates, net of repayments	1,462,545	(906,174)	5,815	46,037	6,985	23,939	2,285,943
Capital contributions		(116,595)					116,595
Common dividend payments	(383,796)	345,850	(81,746)	(51,200)	(8,560)	(140,555)	(447,585)
Other	(6,538)	--	--	--	--	--	(6,538)
Net cash from financing activities	687,530	(871,046)	(78,503)	(6,488)	(2,063)	(122,596)	1,768,226
Increase (decrease) in cash & equivalents	(31,182)	(2,466)	(22,538)	(4,655)	(425)	(1,110)	(168)
Cash and cash equivalents at beginning of period	52,805	(20)	28,704	6,631	3,413	1,415	12,662
Cash and cash equivalents at end of period	$ 21,623	$ (2,486)	$ 6,346	$ 1,976	$ 2,988	$ 305	$ 12,494

Non-cash transactions from investing and financing activities:
Conversion of amounts receivable from subsidiaries to paid-in capital or common stock		(21,025)					21,025
Conversion of short-term borrowings and other payables to parent to paid in capital or common stock	932,007	(21,025)	2,770	1,462	62	13,196	935,542
Exchange of debt securities

CONSOLIDATED NATURAL GAS COMPANY
CONSOLIDATING STATEMENT OF SHAREHOLDERS' EQUITY
As of December 31, 2002
(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Balance at December 31, 2001	$ 2,999,566	$ (3,662,962)	$ 467,108	$ 294,523	$ 64,110	$ 837,526	$ 4,999,260

Common stock	(1)	(100,000)					99,999
Other paid-in capital	934,617	(139,332)	2,952	1,462	62	13,437	1,056,035
Accumulated other comprehensive income (loss)	(379,783)	452,473	300	2,465	10,955	934	(846,910)
Retained earnings:
Net income	638,331	(663,969)	93,522	62,631	14,449	185,835	945,864
Dividends and other adjustments	(383,795)	395,529	(81,746)	(51,200)	(8,560)	(190,727)	(447,091)

Balance at December 31, 2002	$ 3,808,935	$ (3,718,261)	$ 482,136	$ 309,881	$ 81,016	$ 847,005	$ 5,807,158

CONSOLIDATED NATURAL GAS COMPANY
CONSOLIDATING STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended December 31, 2002
(Thousands)
	CNG Consolidated	Eliminations /Adjustments	Dominion East Ohio	Dominion Peoples	Dominion Hope	Dominion Transmission	Other Subsidiaries (filed confidentially)

Net income	$638,331	$(663,969)	$93,522	$62,631	$14,449	$185,835	$945,864
Other comprehensive income, net of tax:
Net deferred gains (losses) on derivatives - hedging activities	(381,317)	382,250	20	1,141	12,040	17	(776,785)
Unrealized gains (losses) on investment securities	(696)	696					(1,392)
Minimum pension liability adjustment	1,084	(1,097)	300	367	67	363	1,084
Amounts reclassified to net income:

Realized (gains) losses on Investment securities	(34)	34					(68)
Net losses on derivatives - hedging activities	2,180	71,161	(20)	957	(1,152)	(17)	(68,748)

Other comprehensive income	(379,783)	453,044	300	2,465	10,955	363	(846,909)

Comprehensive income (loss)	$258,548	$(210,925)	$93,822	$65,096	$25,404	$186,198	$ 98,955

Exhibits
SEC Exhibit Reference	Description of Exhibit

A.	Dominion Resources, Inc. Annual Report on Form 10-K is hereby incorporated by reference (File No. 1-8489).

B.

A copy of the charter, as amended, and copy of the by-laws, as amended, of Dominion Resources, Inc. and each subsidiary company thereof, unless otherwise indicated on the list filed herewith, are incorporated by reference to previous filings with the Commission, as shown on such list.

C.	The indentures of Dominion Resources, Inc. are hereby incorporated by reference to previously filed material as indicated on the list filed herewith.

D.	Tax Allocation Agreement (Exhibit D, Form U5S for the year ended December 31, 2001, incorporated by reference).

Summary of Taxable Income and Allocation of Consolidated Tax Accrual (filed herewith on Form SE)

E.

Pursuant to Rule 16(c) under the Public Utility Holding Company Act of 1935, the annual reports of the Iroquois Gas Transmission System, L.P., Dauphin Island Gas Gathering Partners, Wilderness Chester Gas Processing, L.P, Wilderness Energy LC, and Wilderness Energy Services LP, for the year ended December 31, 2002, are filed herewith on Form SE

F.	Schedules supporting items of this report:

(1) ITEM 1-Schedule of Investments (filed confidentially pursuant to Rule 104)
(2) ITEM 4-Schedule of Acquisitions, Redemptions, or Retirements of Systems Securities (filed herewith)
(3) ITEM 5-Investment in Nonsystem Companies (filed herewith on Form SE)
(4) ITEM 6-Dominion Resources, Inc. 2003 Proxy Statement, dated March 24, 2003 is incorporated by reference.
(5) ITEM 10-Schedule of utility plant and related depreciation accounts, together with schedules of other property or investments (filed herewith on Form SE)

G.	Financial Data Schedules are no longer applicable.

H.	(1) Organization charts showing the relationship of the exempt wholesale generators in which the system holds and interest to other system companies, is filed confidentially pursuant to Rule 104.

(2) Organization chart showing the relationship of the foreign utility companies in which the system hold an interest to other system companies, are filed confidentially pursuant to Rule 104.

I.	Financial statements of exempt wholesale generators and foreign utility company are filed confidentially pursuant to Rule 104.

23.	Consents of Deloitte & Touche, LLP (filed herewith)

SIGNATURE

The registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, such company being a registered holding company.

DOMINION RESOURCES, INC.
(Registrant)

By: /s/ Steven A. Rogers
Vice President and Controller (Principal Accounting Officer)

May 1, 2003